Form 10KSB40, Exhibit 13
period 1996-12-31
EVEREST MEDICAL CORPORATION
filed 1997-03-28
CIK 869426

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

The Company's Common Stock is traded in the SmallCap Stock Market, as quoted on the National Association of Securities Dealers Automated Quotation (Nasdaq) System under the symbol EVMD. The following table sets forth, for the periods indicated, the high and low closing bid prices for the Common Stock as reported by Nasdaq. Such quotations represent interdealer prices, without retail markup, markdown or commission, and may not represent actual transactions.

         As of December 31, 1996, there were approximately 310 holders of record of the Company's Common Stock, 7 holders of record of Series A Preferred Stock, 29 holders of record of Series B Preferred Stock, 14 holders of Series C
Preferred  Stock and 31  holders  of record of  Series D  Preferred  Stock.

         The Company has not declared or paid any cash dividends on its Common Stock or its Series A Preferred Stock since inception. The Company has paid its Series B Preferred Stockholders its current dividend of $0.22 per share per annum (8% of the purchase price per share) plus its dividends in arrears commencing in September 1994. Cash dividend paid on this Series C Preferred Stock was $133,435 in 1996. The Series C Preferred Stock is entitled to dividends of $0.165 per share per annum (6% of the purchase price per share) plus its dividends in arrears commencing August 1995. Cash dividends paid on this Series C Preferred Stock was $67,800 in 1996. The Series D Preferred Stock is entitled to dividends of $0.2875 per share per annum (10% of the purchase price per share) plus its dividends in arrears commencing September 1995. Cash dividends paid on this Series D Preferred Stock was $187,500 in 1996.

        The Board of Directors presently intends to retain all other earnings for use in the business for the foreseeable future. The Company is prohibited from paying dividends on its common stock without consent of the holders of (a) a majority of preferred shares of Preferred stock and (b) the Company's convertible promissory notes and the warrants issued in connection therewith.

                                    High       Low

1996
First Quarter                     3 1/8       2 5/8
Second Quarter                    6           3
Third Quarter                     4 3/4       2 7/8
Fourth Quarter                    4           2 1/4

1995
First Quarter                     1 13/16     1 3/8
Second Quarter                    2 5/8       1 3/4
Third Quarter                     3 1/16      2 1/4
Fourth Quarter                    3 1/8       2 3/4

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Results of Operations

Net Revenues

         Net revenues in 1996 were $6,001,779, an increase of $1,723,238, or 40%, from net revenues in 1995. The increase in revenues primarily reflects new product introductions and the benefits of the change in distribution strategy the Company implemented in 1995. Revenues of the Company's branded laparoscopy product line increased to $3,224,631, or 64%, from 1995. This increase in revenues was a result of successful introduction of the BiCOAG Bipolar Cutting Forceps in a 10mm version (October 1995) and 5mm version (June 1996). Revenues from these products exceeded $1,000,000 in 1996. A significant increase in revenue was also experienced in sales of the EVERSHEARS II Bipolar Scissors which increased 14% from 1995, and sales of the BiCOAG Dissecting Forceps and the BiCOAG Classic Tip Forceps, which increased 49% from 1995. The Company expects revenues from the Everest-branded laparoscopic product line to increase in 1997 as a result of ongoing investments in sales and marketing. Additionally, the Company expects to benefit from the growing acceptance of the BiCOAG Bipolar Cutting Forceps as surgeons continue to respond to the greater versatility afforded them, and the cost savings associated with the product as compared to alternative technologies. Revenues from the Company's laparoscopic products to its OEM customers increased 62%. The Company experienced an increase in sales of a version of its bipolar forceps to Ethicon Endo-Surgery, but expects shipment of these bipolar forceps to decrease in 1997. Net revenues from endoscopy products decreased 12% for the year. Revenue declines were experienced in shipments of coagulating probes to C.R. Bard, in the amount of 9%, and in sales of the Company's bipolar polypectomy snare to the Company's Japanese distributor, which declined 18%. These decreases in revenues resulted from increased competitive products which eroded existing business and delays in obtaining regulatory approval in Japan for the Company's new distributor. Such delays allowed competitive products to gain market share. The Company expects revenues from this segment of the business for 1997 to increase marginally as both products benefit from planned product improvements.

         Net revenues in 1995 were $4,278,541, a decrease of $244,754, or 5%, over net revenues in 1994. The decline in revenues was a result of a 51% decrease in sales of the Company's laparoscopic products to its OEM customers as these customers attempted to balance the inventory levels after over-purchasing in 1994. The Company did experience a 42% increase in revenues for its Everest branded laparoscopic product line resulting from the ongoing emphasis to focus sales and marketing, and product development efforts to benefit the Company's independent sales channel. The revenues from the Company's endoscopy products grew 7% for the year, with strong growth in sales of coagulating probes to C.R. Bard offsetting a decline in sales of endoscopy products in Japan.

Gross Margin. Gross margin for 1996 was 44% of sales compared to 39% for 1995. This improvement was a result of increased sales from the Everest-branded product offering which allows for increasing the average selling price. With the sale of such products the Company is also able to develop and execute a realistic inventory build schedule to better manage its production costs. The average selling price increased by 7% and the number of units produced increased by 23% in 1996 as compared to 1995. Start-up costs and production inefficiencies related to the 5mm BiCOAG Bipolar Cutting Forceps (introduced in the second half of 1996) offset the gross margin improvements resulting from the changing sales mix.

         Gross Margin for 1995 was 39% of sales compared to 26% for 1994. This improvement resulted from the Company's changing distribution strategies which produced a 27% increase in the average selling price for the Company's products in 1995. The improved margins from such change in distribution were negatively impacted by a decline in production volume for the year causing the overhead burden to be absorbed over fewer units. The Company also experienced start-up costs and production inefficiencies related to the new BiCOAG Cutting Forceps which adversely affected its gross margin in 1995.

Sales And Marketing. Sales and marketing expenses for 1996 were $1,531,276, an increase of $330,548, or 28% from 1995. This increase in expense resulted primarily from the ongoing change in distribution channels, which generated higher commissions, increased promotional and advertising activities to create brand awareness and continued use of product samples for clinical evaluations. The Company expects that sales and marketing expenses will increase in 1997 due to continued emphasis on the Everest-branded laparoscopy product line and an anticipated increase in sales of this product line. Also, in 1997, the Company expects to experience a cost increase with the initial marketing research efforts associated with the minimally invasive cardiovascular opportunity.

        Sales and marketing expenses in 1995 were $1,200,728, an increase of $459,884, or 62%, from 1994. This expense increase reflects the additional costs associated with the distribution changes implemented by the Company, including increased commissions, increased staff to support the network of independent distributors and manufacturing representatives, and increased promotion expense (specifically the use of product samples for clinical evaluations).

Research And Development. Research and development expenses for 1996 were $606,970, an increase of $51,166, or 9% from 1995. This expense increase was, in part, a result of development issues with the July 1996 introduction of the BiCOAG Bipolar Cutting Forceps in a 5mm version. The Company also incurred increased expenses related to its patent portfolio, including responding to the patent interference and re-examination issues which arose in 1996. The Company expects research and development expenses to increase in 1997 as the Company increases staff in an attempt to capitalize on certain opportunities in the minimally invasive cardiovascular arena, microlaparoscopy and other surgical specialties. The Company also expects expenses to increase as it pursues ISO 9000 and CE Mark certifications in 1997. Additionally, the Company expects to continue to incur expenses in relation to its patent portfolio and related issues.

         Research and development expenses for 1995 were $555,804, an increase of $108,479, or 24%, from 1994. This expense increase was primarily attributable to the development efforts related to the September 1995 launch of the BiCOAG Bipolar Cutting Forceps. The 1995 expense also reflects the Company's efforts to capture that portion of manufacturing engineering expenses which represented research and development expense on new products.

General And Administrative. General and administrative expenses for 1996 were $739,953, an increase of $80,197, or 12% over 1995. This increase was attributable to higher expenses relating to the purchase of directors and officers insurance coverage and the increased cost associated with investor communication. The Company expects that its general and administrative expenses will increase in 1997 due the full year impact of additional insurance limits, the planned retention of outside investor relations counsel, and overall activity increases from the growth in the business and the expansion in new market opportunities.

        General and administrative expenses for 1995 were $659,756, a decrease of $39,522, or 6%, over 1994. This decrease were resulted from continued expense and staffing control.

Net Loss. The net loss in 1996 was $339,056 compared to a net loss of $773,251 in 1995 and $788,335 in 1994. The net loss for 1996 was a result of increased sales and marketing efforts to continue to change the Company's revenue mix to the more profitable Everest-branded business and the increasing gross margin. The loss for 1995 was a result of a decline in revenue, an increase in sales and marketing efforts to facilitate the change in distribution strategy and the lack of unit growth to leverage the Company's manufacturing overhead. The net loss for 1994 was the result of strong cost control efforts, the impact of the organizational restructuring in 1993, continued increases in revenues and improving gross margins. The Company believes that it will achieve profitability in 1997 as it increases market share in its core business of laparoscopy and works towards the creation of a market presence in minimally invasive cardiac surgery.

Liquidity and Capital Resources

Cash and cash  equivalents  were  $712,810 on  December  31,  1996,  compared to
$1,028,476 on December 31, 1995. The Company expended $570,827, on operating activities in 1996 compared to $782,876 in 1995. Operating activities in 1996 included growth in accounts receivable due primarily to the increased sales volume in the fourth quarter of 1996, growth in inventory as the Company expanded its product line with the introduction of new products, and repayment of $150,000 in customer advances as the Company's Japanese distributor met certain milestones. In 1996, the Company spent $121,641 on capital equipment. The Company raised $1,470,967 from the sale of a convertible note of $500,000 and $970,967 from the exercise of stock options and warrants in 1996. The note was later converted to 200,000 shares of the Company's common stock. The Company met its obligations on its preferred stock dividends of $388,737 and retired convertible notes, originally issued in 1992, in February 1996 in the amount of $645,228. While the Company does not have excess working capital, the Company believes it has sufficient capital to fund operations through 1997, assuming that its sales goals are met and there are no significant unexpected expenditures.

Outlook

The statements contained in this management's discussion and analysis are based on current expectations. These statements are forward looking, and actual results may differ materially.

        The  Company  expects  that as it  continues  to  invest  in  sales  and marketing support programs increased revenues will result from the Everest-branded laparoscopy as it gains market share. The Company also expects that surgeons will increase their use of bipolar technology as an alternative to existing monopolar and ultrasonic technologies because bipolar technology provides a safe and effective way of cutting and coagulating tissue in minimally invasive laparoscopy and gynecology procedures. There are no assurances that the Company will be successful in increasing its market share as it competes with large, well-capitalized companies who have the ability to enter into contact purchasing agreements with large institutions due to their broad product offerings which may exclude the Company's products.

        The Company also faces issues regarding the status of two key patents that are currently undergoing patent office actions. Based on advice of counsel and published statistics, the Company believes that it will prevail in the both the patent re-examination of its Bipolar Cutting Forceps patent and the patent interference action involving its metal-on-metal bipolar scissors patent. There can be no assurances, however, that the Company's patents may not be limited based on these actions or other unknown actions that may arise. Unfavorable outcomes may limit gain in market share that the Company may be expects in the future.

        The Company also plans to expand its efforts relating to minimally invasive cardiac surgery, an emerging market segment. Although, the Company intends to investigate and commence market activities in 1997, there are no assurances that it will be successful in demonstrating its bipolar products as superior in this market. In addition, the Company cannot guarantee that this market segment will evolve to a significant market size.

        The Company also faces ongoing issues related to its working capital needs. The capital structure under which the Company operates requires quarterly dividend payments to three outstanding series of preferred convertible stock. These requirements, necessary capital expenditures, growth in inventory as the Company expands its product offering and increased operating expenses due to its exploration of the minimally invasive cardiac market opportunity will challenge the Company to meet its capital needs for 1997. The Company has a $300,000 revolving line of credit that matures on March 31, 1997. There are no assurances that this credit facility will be renewed on terms favorable to the Company nor that the Company would be able to receive other sources of capital it may need should there be any significant deviations from the plan in 1997.

Effect of Inflation

The Company does not believe that inflation will have a significant effect on operations.

STATEMENT OF OPERATIONS


                                                          Year ended December 31,
                                                    1996           1995           1994
                                                -----------    -----------    -----------
Net sales                                       $ 6,001,772    $ 4,278,541    $ 4,523,295
Cost of goods sold                                3,364,885      2,622,993      3,344,351
                                                -----------    -----------    -----------
Gross margin                                      2,636,887      1,655,549      1,178,944


Cost and expenses:
        Sales and marketing                       1,531,276      1,200,728        740,844
        Research and development                    606,970        555,804        447,325
        General and administrative                  739,953        659,756        699,278
                                                -----------    -----------    -----------
Total operating expenses                          2,878,199      2,416,288      1,887,447
                                                -----------    -----------    -----------
Operating loss                                     (241,312)      (760,739)      (708,503)
Interest income                                     (62,702)      (109,078)       (38,993)
Interest expense                                    160,446        121,589        118,825
                                                -----------    -----------    -----------
Net loss                                           (339,056)      (773,251)      (788,335)

Less preferred stock dividends                      354,848        283,405        182,600
                                                -----------    -----------    -----------
Loss applicable to common stock                 $  (693,904)   $(1,056,656)   $  (970,935)

Net loss per common share                       $     (0.11)   $     (0.18)   $     (0.17)
                                                ===========    ===========    ===========
Weighted average number of shares outstanding
        during the period                         6,349,775      5,789,275      5,679,959
                                                ===========    ===========    ===========

See accompanying notes to financial statements.

BALANCE SHEETS


ASSETS
                                                                     December 31,
                                                                  1996         1995
Current assets
        Cash and cash equivalents                           $    712,810    $  1,028,476
        Accounts receivable, less allowances
        (1996--$46,000; 1995--$16,000)                         1,135,545         916,341
        Inventories                                              780,129         658,754
        Prepaid insurance and deposits                           167,739          51,506
                                                            ------------    ------------
Total current assets                                           2,796,223       2,655,077
Equipment
        Office and display equipment                             396,794         374,278
        Research and development equipment                       188,715         188,715
        Production equipment                                     924,599         825,775
        Equipment under capital lease                            115,535         115,235
                                                            ------------    ------------
                                                               1,625,643       1,504,003
        Less allowance for depreciation                       (1,376,389)     (1,233,782)
                                                            ------------    ------------
                                                                 249,254         270,221
Patents, net of amortization
      (1996--$156,845; 1995--$137,582)                            15,492          34,754
                                                            ------------    ------------
Total assets                                                $  3,060,968    $  2,960,052
                                                            ============    ============

LIABILITIES AND SHAREHOLDERS EQUITY
Current liabilities
        Customer advances                                   $     18,000    $    168,000
        Accounts payable                                         241,766         216,450
        Accrued compensation and related taxes                   165,917         140,889
        Other accrued liabilities                                171,490          85,113
        Convertible notes, current portion                           --         488,975
        Capital lease obligations, current portion                 5,409          28,320
                                                            ------------    ------------
Total current liabilities                                        602,582       1,127,746
        Capital lease obligations, net of current portion          2,496           9,138
        Other long term liabilities                               16,250             --
        Convertible notes, net of current portion                    --          126,700

Shareholder's equity
        Convertible preferred stock series A,
          ($.01 par value, $2.50 liquidation value)
          1,400,000 authorized; outstanding:
          1996--636,937 shares; 1995--1,092,937 shares         1,561,717       2,701,717
        Convertible preferred stock series B,
          ($.01 par value, $2.75 liquidation value)
          authorized and outstanding:
          1996--652,273 shares; 1995--727,273 shares           1,586,563       1,792,813
        Convertible preferred stock series C,
          ($.01 par value, $2.75 liquidation value)
          authorized and outstanding:
          1996--410,906 shares; 1995--410,906 shares           1,002,832       1,002,832
        Convertible preferred stock series D,
          ($.01 par value, $2.875 liquidation value)
          authorized and outstanding:
          1996--471,500 shares; 1995--471,500 shares           1,205,808       1,205,808
        Common stock, ($.01 par value) 12,461,821
          authorized; outstanding:
          1996--6,970,912; 1995--5,806,699                        69,709          58,067
        Additional paid-in capital                            16,240,199      13,659,504
        Retained deficit                                     (19,227,188)    (18,724,274)
                                                            ------------    ------------
                                                               2,439,641       1,696,467
                                                            ------------    ------------
Total liabilities and shareholders equity                   $  3,060,968    $  2,960,052
                                                            ============    ============

See accompanying notes to financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY


                                                                                          Common           Additional
                                          Preferred         Common        Preferred         Stock          Paid-in
                                           Shares           Shares          Stock            Par            Capital
                                          ---------        ---------      ----------      -------          -----------

Balance January 1, 1994                   1,965,273        5,620,918      $4,857,187      $56,209          $13,646,937
                                          =========        =========      ==========      =======          ===========
Common stock issued under
        stock purchase plan, exercise
        of warrants and stock options
        less related costs                                     2,730                           27                3,085
Issuance of warrants in
        connection with extension
        of convertible notes                                                                                    22,148
Amortization of unearned
        compensation under stock
        option agreement                                                                                        14,544
Conversion of Series A
        preferred stock                    (141,063)         141,063        (352,657)       1,411              351,246
Sale of Series C preferred
        stock less related costs            410,906                        1,002,832
Dividends on preferred stock                                                                                  (131,325)
Net loss for the year
                                          ---------        ---------      ----------      -------          -----------
Balance December 31, 1994                 2,235,116        5,764,711       5,507,362       57,647           13,906,635
                                          =========        =========      ==========      =======          ===========
Common stock issued under
        stock purchase plan, exercise
        of warrants and stock options
        less related costs                                    37,989                          380               50,999
Issuance of warrants in
        connection with extension
        of convertible notes                                                                                    22,308
Conversion of Series A
        preferred stock                      (4,000)           4,000         (10,000)          40                9,960
Sale of Series D preferred
        stock less related costs            471,500                        1,205,808
Dividends on preferred stock                                                                                  (330,398)
Net loss for the year
                                          ---------        ---------      ----------      -------          -----------
Balance December 31, 1995                 2,702,616        5,806,700       6,703,170       58,067           13,659,504
                                          =========        =========      ==========      =======          ===========
Common stock issued under
        stock purchase plan and stock
        options less related costs                           107,219                        1,072              253,663
Common stock issued upon
        exercise of stock warrants                           325,993                        3,260              876,829
Conversion of Series A
        preferred stock                    (456,000)         456,000      (1,140,000)       4,560            1,135,440
Conversion of Series B
        preferred stock                     (75,000)          75,000        (206,250)         750              205,500
Common stock issued upon
        conversion of
        convertible note                                     200,000                        2,000              498,000
Dividends on preferred stock                                                                                  (388,737)
Net loss for the year
                                          ---------        ---------      ----------      -------          -----------
Balance December 31, 1996                 2,171,616        6,970,912      $5,356,920      $69,709          $16,240,199
                                          =========        =========      ==========      =======          ===========

See accompanying notes to financial statements.




                                            Accumulated
                                             Deficit          Total
                                            ------------    ----------

Balance January 1, 1994                     $(17,162,688)   $1,397,645
                                            ============    ==========
Common stock issued under
        stock purchase plan, exercise
        of warrants and stock options
        less related costs                                       3,112
Issuance of warrants in
        connection with extension
        of convertible notes                                    22,148
Amortization of unearned
        compensation under stock
        option agreement                                        14,544
Conversion of Series A
        preferred stock                                             (0)
Sale of Series C preferred
        stock less related costs                             1,002,832
Dividends on preferred stock                                  (131,325)
Net loss for the year                           (788,335)     (788,335)
                                            ------------    ----------
Balance December 31, 1994                    (17,951,023)    1,520,621
                                            ============    ==========
Common stock issued under
        stock purchase plan, exercise
        of warrants and stock options
        less related costs                                      51,379
Issuance of warrants in
        connection with extension
        of convertible notes                                    22,308
Conversion of Series A
        preferred stock                                            --
Sale of Series D preferred
        stock less related costs                             1,205,808
Dividends on preferred stock                                  (330,398)
Net loss for the year                           (773,251)     (773,251)
                                            ------------    ----------
Balance December 31, 1995                    (18,724,274)    1,696,467
                                            ============    ==========
Common stock issued under
        stock purchase plan and stock
        options less related costs                             254,735
Common stock issued upon
        exercise of stock warrants              (163,858)      716,231
Conversion of Series A
        preferred stock                                            --
Conversion of Series B
        preferred stock                                            --
Common stock issued upon
        conversion of
        convertible note                                       500,000
Dividends on preferred stock                                  (388,737)
Net loss for the year                           (339,056)     (339,056)
                                            ------------    ----------
Balance December 31, 1996                   $ (19,227,188) $ 2,439,640
                                            ============    ==========

See accompanying notes to financial statements.

STATEMENTS OF CASH FLOWS


OPERATING ACTIVITIES
                                                                 Year ended December 31,
                                                             1996          1995           1994
                                                        -----------    -----------    -----------
Net loss                                                $  (339,056)   $  (773,251)   $  (788,335)
Adjustments to reconcile net loss to net
    cash used in operating activities
        Depreciation and amortization                       171,910        217,483        341,577
        Loss on sale and disposal of equipment                  --           7,892         28,813
        Provision for losses on accounts receivable          30,000         15,000         10,400
        Amortization of unearned compensation                   --             --          14,544
        Changes in operating assets and liabilities
                Accounts receivable                        (249,204)      (284,979)       (12,573)
                Inventories                                (121,375)       (77,480)        23,417
                Prepaid expenses                           (126,273)        22,549         67,690
                Customer advances                          (150,000)       (14,810)      (174,050)
                Accounts payable and accrued expenses       152,971        104,720       (195,163)
                                                        -----------    -----------    -----------
Net cash used in operating activities                      (631,027)      (782,876)      (683,680)

INVESTING ACTIVITIES
Purchase of equipment                                      (121,641)       (86,286)       (65,458)
Sale of equipment                                               --           3,000            614
Additions to patents and other assets                           --             --          (3,300)
                                                        -----------    -----------    -----------
Net cash used in investing activities                      (121,641)       (83,286)       (68,144)

FINANCING ACTIVITIES
Dividends paid                                             (388,737)      (330,398)      (131,325)
Principal payments on debt and capital leases              (645,228)      (358,505)      (216,300)
Proceeds from issuance of debt                              500,000
Net proceeds from sale of common stock                      970,967         51,381          3,112
Net proceeds from sale of preferred stock                       --       1,205,807      1,002,832
                                                        -----------    -----------    -----------
Net cash provided by financing activities                   437,002        568,285        658,319
                                                        -----------    -----------    -----------

Decrease in cash and cash equivalents                      (315,666)      (297,877)       (93,505)
Cash and cash equivalents at beginning of period          1,028,476      1,326,353      1,419,858
                                                        -----------    -----------    -----------
Cash and cash equivalents at end of period              $   712,810    $ 1,028,476    $ 1,326,353
                                                        ===========    ===========    ===========
Supplemental cash flow information:
        Conversion of Series A and B preferred
                stock into Common Stock                 $ 1,346,250    $    10,000    $   352,657

Conversion of Convertible note into Common Stocks           500,000            --             --

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

December 31, 1996

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business  Activity  Everest Medical  Corporation (the Company) is engaged in the
development,   manufacturing,   and   marketing   of   bipolar   electrosurgical
instrumentation for the minimally invasive surgery market.

Cash Equivalents The Company considers all highly liquid investments with a maturity of less than three months when purchased to be cash equivalents. The Companys cash equivalents consist of money market accounts and Treasury Bills and are carried at cost which approximates market value. The cost of Treasury Bills was $613,156 and $1,120,472 at December 31, 1996 and 1995, respectively.

Inventories Inventories are valued at the lower of cost or market determined by the first-in, first-out (FIFO) method.

Equipment Equipment is stated at cost. The Company provides for depreciation on a straight-line basis over estimated useful lives of from three to five years. Maintenance, repairs, and minor renewals are expensed as incurred.

Patents Patents employed in current products are carried at cost (primarily patent legal fees) and are amortized over 60 months. The Company reviews its patents periodically to determine whether the patents have continuing value. The expense of writing off patents is charged to research & development.

Income Taxes The Company accounts for income taxes under the liability method.

Per Share Data Net loss per share is computed by dividing the net loss applicable to common shareholders by the weighted average number of common shares outstanding during the period.

Impairment of Long-Lived Assets The Company will record impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets carrying amount.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. INVENTORIES

Inventories consisted of:

                                         December 31
                                     1996           1995
                                   --------        --------
Raw materials                      $447,952        $397,799
Work in process                     292,912         169,167
Finished goods                       39,265          91,788
                                   --------        --------
                                   $780,129        $658,754
                                   ========        ========

3. DEBT

Debt consisted of:

                                          December 31
                                      1996            1995
                                   --------        --------
Convertible notes, due
        February 1997. Payable in
        quarterly installments with
        interest at 8% to
        February 19, 1995 and
        at 13% thereafter. Secured
        by all assets of the
        Company                      $   0         $615,675

Capital leases, payable in monthly
        installments at various interest
        rates through 1998.          7,905           37,458
                                   --------        --------
                                                    653,133

Less current portion                 5,409          517,294
                                   --------        --------
                                    $2,496         $135,839
                                   ========        ========


         The convertible notes were originally issued in 1992 and included five-year detachable warrants to purchase 70,181 shares of Common Stock at $2.75 per share. The notes were convertible to Common Stock at a rate of one share for each $2.75 of principal outstanding. In February 1994, the notes were extended past the original maturity. As part of the agreement, interest accrued was added to the principal balance and the Company issued warrants to purchase an additional 61,016 shares of Common Stock at $2.75. In February 1995, the Company issued warrants to purchase an additional 66,810 shares of Common Stock at $2.75.

         A director of the Company held one note with an outstanding principal of $64,165 at December 31, 1995. The Company valued the warrants at fair market value and amortizes the discount over the term of the notes as additional interest expense.

         The convertible notes were paid off during 1996.

         During 1996, the Company entered into a $500,000 convertible note, bearing interest at 13% per year. The note was due two years after its issue date. The note was convertible to Common Stock at a rate of one share for each $2.50 of principle outstanding. Also during 1996, the note was converted in 200,000 shares of Common Stock. Warrants to purchase 290,909 shares of Common Stock originally issued to the noteholder in 1992 were repriced from $3.50 per share to $2.75 per share in connection with the note. The warrants expire five years after the date of closing.

         In November 1996, the Company entered into a line of credit agreement with a bank. Under this agreement, the Company is able to borrow up to $300,000. The line of credit bears interest at the banks reference rate plus 1%. The line expires in March 1997. The line is secured by the Company's accounts receivable. At December 31, 1996, there was no balance outstanding on the line of credit.

         Minimum future payments on debt and capital leases are as follows:

        1997                    5,409
        1998                    2,496
                                7,905

         Interest paid by the Company in 1996, 1995 and 1994, was $86,873, $132,502, and $105,068, respectively.

4. OPERATING LEASE

The Company leases its office and manufacturing facility under an operating lease that expires in 1998. Maintenance, utilities, and real estate taxes are paid by the Company. Total rent expense under this lease was $173,067 and $173,841 for the years ended December 31, 1996 and 1995, respectively.

        Minimum future obligations on the facility lease are as follows:

        1997                    107,910
        1998                    107,910
                               --------
                               $215,820

5. INCOME TAXES

At December 31, 1996, the Company had net operating losses for federal income tax purposes of approximately $18,462,000, plus credits for research and development cost of approximately $298,000 that are available to offset future taxable income through the year 2011. These carryforwards are subject to the limitations of Internal Revenue Code section 382. This section provides that limitations on the availability of net operating losses to offset current taxable income result when an ownership change has occurred for federal tax purposes. The annual limitation on net operating losses is calculated by multiplying the value of the corporation immediately prior to the ownership change by the long-term federal tax exempt rate.

         As a result of the sale of Series A Preferred Stock in 1990, the Company had a change of ownership under Section 382. The use of losses, incurred through the change in ownership date, to offset future taxable income will be limited to approximately $300,000 per year during the carryforward period. The losses occurring after the change in ownership date are unaffected and can be used to offset future taxable income without limit. The credits will also be subject to limitations under these same rules.

         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts used for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Companys deferred tax assets are as follows:

                                       December 31
                                   1996           1995
                                ----------      ----------
Net operating losses            $7,016,000      $6,917,000
Depreciation                        90,000          92,000
Amortization                        33,000          31,000
Reserve for bad debt                17,000           6,000
Reserve for obsolete inventory      24,000          11,000
Research and development
        credit amount              298,000         298,000
Other                               41,000          41,000
                                ----------      ----------
Total deferred tax asset         7,519,000       7,396,000
Less valuation allowance         7,519,000       7,396,000
                                ----------      ----------
        Net deferred tax asset         $ 0             $ 0
                                ==========      ==========

6. CONVERTIBLE PREFERRED STOCK

During 1995, the Company sold 471,500 shares of Series D Convertible Preferred Stock for $1,205,807. The Series D Preferred Stock carries a coupon rate of 10% with dividends payable quarterly.

         During 1994, the Company sold 410,906 units, each consisting of one share of Series C Convertible Preferred Stock and a warrant to purchase one-half share of Common Stock, for $1,129,992. The Series C Preferred Stock carries a coupon rate of 6% with dividends payable quarterly. The conversion price is $2.75 per share.

         The Company's Series B Convertible Preferred Stock carries a coupon rate of 8% with dividends payable quarterly. The conversion price is $2.75 per share. Each share of this Series was sold with a warrant attached to purchase one share of Common Stock at $2.75. The warrants expire in 1998.

         The Series A Convertible Preferred Stock is convertible at $2.50 per share. This Series is subject to automatic conversion concurrently with the closing of a public offering of the Company's Common Stock with aggregate minimum proceeds of $7,500,000 at a minimum price per share of $5.00.

         The Series A, B, C and D Preferred Stock are convertible into Common Stock on a one-for-one basis at the option of the holders, and each holder has voting rights on all matters submitted to shareholders on an as-if-converted basis. Each Series of Preferred Stock provides anti-dilution provisions for any sales of Common Stock by the Company at less than each Series conversion price, and the conversion price is subject to adjustment for stock dividends, stock splits and capital reorganizations. The Series B, C and D Preferred Stock agreements provided that dividends would be held in arrears during the first year of each issue.

7. STOCK PURCHASE AND OPTION PLANS AND WARRANTS

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans.

         The Company has a stock purchase plan, nonstatutory and incentive stock option plans, and compensatory stock options. Total shares reserved at December 31, 1996 for convertible notes and convertible preferred stock, future employee stock purchase plan purchases and options and warrants were 5,152,088.

         Stock Purchase Plan. The Company has an employee stock purchase plan under which the sale of 200,000 shares of its Common Stock has been authorized. The purchase price of the shares under the plan is the lesser of 85% of the fair market value on the first or last day of the offering period. Offering periods are six months each. Employees may designate up to 10% of their compensation for the purchase of stock.

         Stock Option Plans. In 1992, the Company adopted the 1992 Stock Option Plan under which 500,000 shares were reserved. Shares under this plan are generally exercisable beginning one year from the date of grant in cumulative amounts of one-fourth to one-third of the shares under option and expire ten years from the date of grant. Incentive and nonstatutory options are granted at prices not less than market on the date of grant.

         In 1986, the Company adopted an Incentive Stock Option Plan under which 600,000 shares were reserved. Incentive options are generally exercisable beginning one year from the date of grant in cumulative yearly amounts of one-fourth to one-half of the shares under option and expire five to ten years from the date of grant.

         Also, in 1986, the Company adopted a Nonstatutory Stock Option Plan under which 300,000 shares were reserved. Shares under this plan are exercisable beginning eighteen months from the date of grant. Additionally, 55,000 shares were reserved during the period from 1986 through 1989 for directors of the Company through granting of individual non-qualified option agreements. Non-qualified director options are exercisable beginning six months from the date of grant. All non-qualified options expire after five years.

         Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of the Statement. The fair value for these options was estimated at the date of the grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1996 and 1995, respectively: risk free interest rates of 5%; dividend yields of 0%; volatility factors of the expected market price of the Companys stock of .5164; and a weighed-average expected life of the option of four years.

         The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different than those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in managements opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

         For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options vesting period. The Companys pro forma information follows:

                                    1996            1995
Pro forma loss applicable to
        common stock            $(780,840)      $(1,129,276)
Pro forma loss per
        common share            $    (.12)      $      (.20)

         The pro forma results may not be representative of the future impact of applying Statement 123 due to the phase in provisions of the Statement and actual vesting experience.

         A  summary  of  the  Company's  stock  option  activity,   and  related
information for the years ended December 31 follows:

                                     1996                  1995
                                        Weighted-             Weighted-
                                         Average               Average
                         Options     Exercise price  Options Exercise Price

Outstanding beginning
        of year          1,136,500       $2.31       977,450      $2.33
Granted                     44,500        3.14       189,000       2.09
Exercised                  (94,063)       2.42           --
Canceled                   (30,837)       3.08       (29,950)      1.66
Outstanding
        end of year      1,056,100        2.31     1,136,500       2.31
Exercisable
at end of year             807,620                   621,463
Weighted average
        fair value of options
        granted during the
        year                             $1.59                    $ .87

         Exercise prices for options outstanding as of December 31, 1996 ranged from $1.56 to $5.00. The weighted average remaining contractual life of those options is six years.

         Shares reserved and available for grant at December 31, 1996 for the option plans were 25,537.

         Warrants At December 31, 1996, the Company had total exercisable warrants outstanding to purchase shares of its Common Stock as follows: 13,500 shares at $2.25 per share; 1,176,074 shares at $2.75 per share; 247,150 shares at $2.875 per share; and 109,091 shares at $3.50 per share. The warrants expire at various dates from 1998 through 2005.

8. EMPLOYEE BENEFIT PLAN

In January 1989, the Company adopted a defined contribution plan for substantially all employees. Each employee may elect to contribute from 1% to 10% of their compensation to the plan. The Company may elect to match 100% of employees contributions up to 2% of the employees compensation and 50% thereafter up to 6% of the employees compensation. The Company may also make additional contributions as determined by the Board of Directors. Employees become 100% vested in Company contributions after four years of service. There was no expense for this plan for the years ended December 31, 1996, 1995 and 1994.

9. EXPORT SALES AND MAJOR CUSTOMERS

Total sales to foreign customers were $1,310,700, $894,334 and $960,586, in 1996, 1995 and 1994, respectively. Sales to the Company's Japanese distributors amounted to $584,045, $323,638 and $671,451, in 1996, 1995 and 1994,
respectively. Accounts receivable from these distributors at December 31, 1996 was $32,980 and at December 31, 1995 included no open balance.

         The Company had total sales to OEM customers of $1,863,080, $1,508,013 and $2,151,634, in 1996, 1995 and 1994, respectively. Sales to one OEM customer amounted to $975,094 in 1996. Sales to another OEM customer was $749,941 in 1995. Accounts receivable at December 31, 1996 and 1995 included $146,803 and $137,000 from these customers.

10. CREDIT RISK

The Company is subject to credit risk on its accounts receivable which are primarily with health care facilities, original equipment manufacturers, and medical products distributors. The Company performs credit investigations to minimize credit risk. Certain distributors have the right to return unsold product in the event the distributors agreement is terminated for any cause.

Report of Independent Auditors


Shareholders and Board of Directors
Everest Medical Corporation

We have audited the accompanying balance sheets of Everest Medical Corporation as of December 31, 1996 and 1995, and the related statements of operations, changes in shareholders equity and cash flows for the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Companys management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Everest Medical Corporation at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                                      /s/ Ernst & Young LLP
                                                      ERNST & YOUNG LLP
Minneapolis, Minnesota
January 17, 1997