Form 10KSB, Exhibit 13
period 1997-12-31
EVEREST MEDICAL CORPORATION
filed 1998-03-31
CIK 869426

RESULTS OF OPERATIONS

Net Revenues

Net revenues in 1997 were $7,365,380, an increase of $1,363,608, or 23%, from net revenues in 1996. The increase in revenues primarily reflects the Company's emphasis on Everest-branded product sales, the shipments of cardiovascular bipolar products to Guidant Corporation and licensing revenues of $182,940 recorded in the fourth quarter covering a period of 28 months. The Company does not expect future licensing revenues to be material to the Company's revenues.

     Revenues of the Company's branded laparoscopy product line, a growth segment for the Company, increased to $4,612,169, a 43% increase from 1996. This increase in revenues was primarily a result of ongoing sales and marketing initiatives directed at increasing this segment. The 43% increase in revenues related primarily to the BiCOAG Bipolar Cutting Forceps; revenues from this product exceeded $2,400,000 in 1997. The Company also experienced revenue increases of 25% and 12% in 1997 from the BiCOAG Dissecting Forceps and the BiCOAG Classic Tip Forceps, respectively. The Company expects revenues from the Everest-branded laparoscopic product line to continue to grow as a result of improved sales management and growing acceptance of the Company's bipolar product offering. The Company believes bipolar products allow surgeons greater safety versatility and cost savings compared to alternative technologies.

     The second growth segment for the Company is the cardiovascular business. This segment achieved revenues in excess of $400,000 from the propriety bipolar products supplied to Guidant Corporation for use with their VasoView Balloon Dissection System for minimally invasive saphenous vein harvesting. The Company expects revenues from this product supply agreement to increase in 1998 with the increased marketing and educational efforts of Guidant.

     Revenues from the Company's bipolar forceps sold to its OEM customers in 1997 decreased 37% as these customers continue to manage their inventory levels to meet end-user demand. The Company expects shipments of these bipolar forceps to increase marginally in 1998.

     Net revenues from gastrointestinal products decreased 6% for the year due primarily to a 25% decline in shipments of the Company's bipolar polypectomy snare to the Company's Japanese distributor. This decrease in revenues resulted both from increased competitive products which eroded existing business and from delays in obtaining regulatory approval in Japan for the Company's new version of the bipolar snare. The Company expects revenues from this segment of the business to decrease in 1998.

     Net revenues in 1996 were $6,001,772, an increase of $1,723,231, or 40%, over net revenues in 1995. The increase in revenues was a result of a 64% increase in sales of the Company's Everest-branded laparoscopic products and an increase of 62% in shipments to its OEM laparoscopy customers. The revenues from the Company's gastrointestinal products fell 12% for the year.

Gross Margin

Gross margin for 1997 was 44.3% of revenues, compared to 43.9% for 1996. This improvement resulted from increased revenues from the Everest-branded product offerings and the recognition of licensing revenue in the fourth quarter. Offsetting this increase were production inefficiencies related to the BiCOAG Bipolar Cutting Forceps caused by the rapid ramp up of production to meet the sales demand. Two other items which impacted the production process and were reflected in gross margin included the cardiovascular products sold to Guidant Corporation, which carried a lower gross margin than the Everest-branded products, and the steep decline in sales to Japan, which negatively impacted the planned production output. Gross margin as a percent of revenues increased 2.5% as a result of the royalties recorded in 1997. The Company expects gross margin as a percent of revenues to increase in 1998 as the Company strives to leverage its manufacturing overhead over a greater number of units produced. Additionally, the Company expects to realize the benefit from the value engineering projects aimed specifically at the BiCOAG Bipolar Cutting Forceps.

     Gross margin for 1996 was 43.9% of sales, compared to 38.7% for 1995.
This improvement was a result of increased sales from the Everest-branded product offering, which allows for higher average selling prices. The average selling price increased by 7% and the number of units produced increased by 23% in 1996 as compared to 1995. Start-up costs and production inefficiencies related to the 5mm BiCOAG Bipolar Cutting Forceps (introduced in the second half of 1996) offset the gross margin improvements resulting from the changing sales mix.

Sales and Marketing

Sales and marketing expenses for 1997 were $2,192,829, an increase of $661,553, or 43%, from 1996. This increase in expenses resulted primarily from the increased commissions related to the revenue increase, marketing initiatives to commercialize products for the emerging minimally invasive cardiovascular surgery market, a rebuilding of the sales and marketing staff in 1997 to meet current and future needs, and ongoing promotional and marketing activities. The Company expects that sales and marketing expenses will increase in 1998 as the Company generates increased sales and continues to pursue marketing initiatives aimed at the minimally invasive cardiovascular opportunity.

     Sales and marketing expenses for 1996 were $1,531,276, an increase of $330,548, or 28%, from 1995. This increase in expense resulted primarily from the ongoing change in distribution channels, which generated higher commissions, increased promotional and advertising activities to create brand awareness, continued use of product samples for clinical evaluations and increased staff to support the network of independent manufacturers representatives.

Research and Development

Research and development expenses for 1997 were $633,898, an increase of $26,928, or 4%, from 1996. This expense increase was, in part, a result of increased staff and other associated costs related to the Company's efforts to obtain ISO 9000 and CE Mark approval for its products, development costs associated with the minimally invasive cardiovascular products and ongoing patent-related costs. The Company expects research and development costs to increase in 1998 as the Company increases its staff and development efforts to evaluate certain opportunities in the minimally invasive cardiovascular market, laparoscopy and other surgical specialties. There will be incremental expenses as the Company continues the process of obtaining ISO 9000 and CE Mark certifications in 1998. Additionally, the Company expects to continue to incur expenses in relation to its patent portfolio and related issues.

     Research and development expenses for 1996 were $606,970, an increase of $51,166, or 9%, from 1995. This expense increase was, in part, a result of development efforts with the July 1996 introduction of the 5mm BiCOAG Bipolar Cutting Forceps. The Company also incurred increased expenses related to its patent portfolio, including responding to patent interference and re-examination issues which arose in 1996.

General and Administrative

General and administrative expenses for 1997 were $784,203, an increase of $44,250, or 6%, over 1996. This increase was attributable to expenses related to obtaining the $1,000,000 revolving line of credit secured by a private investor, increased insurance costs and expenses related to investor communications. The Company expects that its general and administrative expenses will increase in 1998 due to ongoing investor relations activities and overall activity increases resulting from the growth in the business.

     General and administrative expenses for 1996 were $739,953, an increase of $80,197, or 12%, over 1995. This increase was attributable to higher expenses relating to increased insurance coverage and the increased cost associated with investor communications.

Net Loss

The net loss in 1997 was $384,841 compared to a net loss of $339,056 in 1996 and $773,251 in 1995. The net losses for 1997 and 1996 were primarily a result of continuing increased sales and marketing efforts to change the Company's revenue mix to the more profitable Everest-branded business, the strategic initiatives by the Company related to the minimally invasive cardiovascular opportunity, and the ISO 9000 and CE Mark certifications. The loss for 1995 was a result of a decline in revenue, an increase in sales and marketing efforts to facilitate the change in distribution strategy and the lack of unit growth to leverage manufacturing overhead. The Company believes, but cannot assume, that it will achieve profitability in 1998 as it increases market share in its core business of laparoscopy and continues to achieve a market presence in the minimally invasive cardiovascular surgery market both through the Company's independent sales channel and Guidant Corporation.


LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $80,362 on December 31, 1997, compared to $712,810 on December 31, 1996. The Company expended $788,237 on operating activities in 1997 compared to $631,027 in 1996. Operating activities in 1997 included a growth in accounts receivable due primarily to the increased sales volume, and the growth in inventory as the Company expanded its product line with the introduction of new products. Included in year-end accounts receivable was $182,940 of licensing income, which was received in early January 1998. In 1997, the Company spent $187,629 on capital equipment. The Company received $92,696 from the exercise of stock options and warrants in 1997. The Company also borrowed $600,000 against its $1,000,000 revolving line of credit in 1997. The Company met its obligations on its preferred stock dividends of $344,390.

     The Company's obligation to pay quarterly dividend payments to three outstanding series of preferred stock, necessary capital expenditures, growth in inventory as the Company expands its product offering and increased operating expenses will challenge the Company to meet its capital needs for 1998. Based on its existing operating plan, the Company believes its credit facility will be sufficient to meet its working capital needs in 1998, provided there are no significant deviations from the plan in 1998. The Company completed a private placement of 411,765 shares of common stock at $1.70 per share with Guidant Corporation on March 6, 1998. The Company believes this $700,000 capital infusion will allow the Company to meet the recent changes in the maintenance requirements for continued listing on the Nasdaq Small Cap Market and other working capital needs in 1998.


FORWARD-LOOKING STATEMENTS

Certain statements made in this Management Discussion and Analysis, which are summarized here, are forward looking statements that involve risk and uncertainties, and actual results may be materially different. Factors that could cause actual results to differ include, but are not limited to those identified:

o The expectation that the Company will introduce a next generation bipolar scissors in 1998 and that revenues from the Everest-branded laparoscopic product line will continue to grow in 1998 depends on the Company's ability to meet its projected timeline for the new bipolar scissors, market acceptance and demand, as well as other general market conditions and competitive conditions within this market, including the introduction of products by competitors.

o The expectation of increased revenues under the Company's product supply agreement with Guidant Corporation depends upon successful marketing and education efforts of Guidant to increase market share in this emerging minimally invasive saphenous vein harvesting market.

o The expectation that shipments of bipolar forceps will increase marginally in 1998 depends on the demand for such products continuing despite the maturing of this product line for the Company's OEM customers.

o The expectation that revenues from the Company's gastrointestinal products will decrease marginally results from the uncertainty of the market acceptance of planned product improvements.

o The expectation that the Company's gross margin as a percent of revenues will increase in 1998 depends on the actual production of a greater number of units, so to allow the Company to leverage its manufacturing overhead, and the actual benefits of value engineering projects aimed specifically at the BiCOAG Bipolar Cutting Forceps.

o The Company's ability to achieve sales and profitability in 1998 depends on general market conditions and competitive conditions that may be encountered, including the Company's ability both (i) to increase its market share in its core business of laparoscopy given that the Company competes with larger, well capitalized companies who have the ability to enter into contract purchasing agreements with large institutions, and (ii) to establish a market presence in the minimally invasive cardiac surgery market.

o The belief that the Company's current capital resources will be sufficient to fund current and anticipated business operations could be adversely impacted by material changes in anticipated operating results.

o The expectation that the Company will successfully complete ISO 9000 and CE Mark certification in 1998 depends on the ability of the Company to provide sufficient resources to prepare for the audit and meet the standards required.

STATEMENTS OF OPERATIONS

                                                           Year ended December 31,
                                                    1997           1996          1995
                                                -----------    -----------    -----------

Net revenues                                    $ 7,365,380    $ 6,001,772    $ 4,278,541
Cost of goods sold                                4,103,920      3,364,885      2,622,993
                                                -----------    -----------    -----------
Gross margin                                      3,261,460      2,636,887      1,655,549


Cost and expenses
     Sales and marketing                          2,192,829      1,531,276      1,200,728
     Research and development                       633,898        606,970        555,804
     General and administrative                     784,203        739,953        659,756
                                                -----------    -----------    -----------
Total operating expenses                          3,610,930      2,878,199      2,416,288

Interest income                                     (16,775)       (62,702)      (109,078)
Interest expense                                     52,146        160,446        121,589
                                                -----------    -----------    -----------
Net loss                                           (384,841)      (339,056)      (773,251)

Less preferred stock dividends                      344,390        354,848        283,405
                                                -----------    -----------    -----------
Loss applicable to common stock                 $  (729,231)   $  (693,904)   $(1,056,656)
                                                ===========    ===========    ===========

Net loss per common share-basic and dilutive    $     (0.10)   $     (0.11)   $     (0.18)
                                                ===========    ===========    ===========

Weighted average number of shares outstanding
     during the period                            7,017,635      6,349,775      5,789,275
                                                ===========    ===========    ===========


See accompanying notes to financial statements

BALANCE SHEETS

                                                                                                              December 31,
                                                                                                         1997               1996
Assets
Current assets
     Cash and cash equivalents                                                                       $ 80,362          $ 712,810
     Accounts receivable, less allowances (1997 - $46,750;1996 - $46,000)                           1,563,066          1,135,545
     Inventories                                                                                    1,055,811            780,129
     Prepaid insurance and deposits                                                                    99,528            167,738
                                                                                                  -----------        -----------
          Total current assets                                                                      2,798,767          2,796,222


Equipment
     Office and display equipment                                                                     387,919            396,794
     Research and development equipment                                                               188,224            188,715
     Production equipment                                                                           1,076,341            924,599
     Equipment under capital lease                                                                    115,235            115,535
                                                                                                  -----------        -----------
                                                                                                    1,767,719          1,625,643
     Less allowance for depreciation                                                               (1,486,020)        (1,376,389)
                                                                                                  -----------        -----------
                                                                                                      281,699            249,254
Patents, net of amortization (1997 - $169,746; 1996 - $156,845)                                         2,591             15,492
                                                                                                  -----------        -----------

Total assets                                                                                      $ 3,083,057        $ 3,060,968
                                                                                                  ===========        ===========

Liabilities and Shareholders' Equity
Current liabilities
     Customer advances                                                                               $ 38,000           $ 18,000
     Accounts payable                                                                                 340,378            241,766
     Accrued compensation and related taxes                                                           202,915            165,917
     Other accrued liabilities                                                                         93,777            171,490
     Capital lease obligations, current portion                                                         2,496              5,409
                                                                                                  -----------        -----------
Total current liabilities                                                                             677,566            602,582

Capital lease obligations, net of current portion                                                          -               2,496
Long-term debt and other liabilities                                                                  600,000             16,250


Shareholders' equity
     Convertible preferred stock series A, ($.01 par value, $2.50 liquidation value)
          1,400,000 authorized; outstanding: 1997 - 632,937 shares; 1996 - 636,937 shares           1,551,717          1,561,717
     Convertible preferred stock series B, ($01 par value, $2.75 liquidation value)
          730,000 authorized; outstanding: 1997 - 637,273 shares; 1996 - 652,273 shares             1,545,313          1,586,563
     Convertible preferred stock series C, ($.01 par value, $2.75 liquidation value)
          authorized and outstanding: 1997-410,906 shares; 1996-410,906 shares                      1,002,832          1,002,832
     Convertible preferred stock series D, ($.01 par value, $2.875 liquidation value)
          authorized and outstanding: 1997-471,500 shares; 1996-471,500 shares                      1,205,808          1,205,808
     Common stock, ($.01 par value) 12,461,821 authorized; outstanding:
          1997-7,038,002; 1996-6,970,912                                                               70,380             69,709
Additional paid in capital                                                                         16,041,470         16,240,199
Accumulated deficit                                                                               (19,612,029)       (19,227,188)
                                                                                                  -----------        -----------
                                                                                                    1,805,491          2,439,640
                                                                                                  -----------        -----------
Total liabilities and shareholders' equity                                                        $ 3,083,057        $ 3,060,968
                                                                                                  ===========        ===========

See accompanying notes to financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                                                Additional
                                           Preferred Shares  Common Shares  Preferred Stock  Common Stock-Par  Paid-in Capital

Balance January 1, 1995                     $ 2,235,116        5,764,711      $ 5,507,362       $ 57,647        $ 13,906,635

Common stock issued under stock
     purchase plan, exercise of
     warrants and stock options less
     related costs                                                37,989                             380              50,999
Issuance of warrants in connection
     with extension of convertible notes                                                                              22,308
Conversion of Series A preferred stock           (4,000)           4,000          (10,000)            40               9,960
Sale of Series D preferred stock less
     related costs                              471,500                         1,205,808
Dividends on preferred stock                                                                                        (330,398)
Net loss for the year
                                              ---------        ---------        ---------       --------          ----------
Balance December 31, 1995                     2,702,616        5,806,700        6,703,170         58,067          13,659,504

Common stock issued under stock purchase
     plan and stock options less related costs                   107,219                           1,072             253,663
Common stock issued upon exercise
     of stock warrants                                           325,993                           3,260             876,829
Conversion of Series A preferred stock         (456,000)         456,000       (1,140,000)         4,560           1,135,440
Conversion of Series B preferred stock          (75,000)          75,000         (206,250)           750             205,500
Common stock issued upon conversion of
     convertible note                                            200,000                           2,000             498,000
Dividends on preferred stock                                                                                        (388,737)
Net loss for the year
                                              ---------        ---------        ---------       --------          ----------
Balance December 31, 1996                     2,171,616        6,970,912        5,356,920         69,709          16,240,199

Common stock issued under stock
     purchase plan and stock options
     less related costs                                           40,818                             408              72,290
Common stock issued upon exercise of
     stock warrants                                                7,272                              73              19,925
Conversion of Series A preferred stock           (4,000)           4,000          (10,000)            40               9,960
Conversion of Series B preferred stock          (15,000)          15,000          (41,250)           150              41,100
Issuance of warrants in connection with
     guarantee of bank line of credit                                                                                  2,386
Dividends on preferred stock                                                                                        (344,390)
Net loss for the year
                                              ---------        ---------        ---------       --------          ----------
Balance December 31, 1997                     2,152,616        7,038,002      $ 5,305,670       $ 70,380        $ 16,041,470
                                              =========        =========        =========       ========          ==========

(continued)

                                                     Accumulated
                                                        Deficit        Total

Balance January 1, 1995                              $(17,951,023)  $ 1,520,621

Common stock issued under stock
     purchase plan, exercise of
     warrants and stock options less
     related costs                                                       51,379
Issuance of warrants in connection
     with extension of convertible notes                                 22,308
Conversion of Series A preferred stock                                       -
Sale of Series D preferred stock less
     related costs                                                    1,205,808
Dividends on preferred stock                                           (330,398)
Net loss for the year                                    (773,251)     (773,251)
                                                      -----------     ---------
Balance December 31, 1995                             (18,724,274)    1,696,467

Common stock issued under stock purchase
     plan and stock options less related costs                          254,735
Common stock issued upon exercise
     of stock warrants                                   (163,858)      716,231
Conversion of Series A preferred stock                                       -
Conversion of Series B preferred stock                                       -
Common stock issued upon conversion of
     convertible note                                                   500,000
Dividends on preferred stock                                           (388,737)
Net loss for the year                                    (339,056)     (339,056)
                                                      -----------     ---------
Balance December 31, 1996                             (19,227,188)    2,439,640

Common stock issued under stock
     purchase plan and stock options
     less related costs                                                  72,698
Common stock issued upon exercise of
     stock warrants                                          -           19,998
Conversion of Series A preferred stock                                       -
Conversion of Series B preferred stock                                       -
Issuance of warrants in connection with
     guarantee of bank line of credit                                     2,386
Dividends on preferred stock                                           (344,390)
Net loss for the year                                    (384,841)     (384,841)
                                                      -----------     ---------
Balance December 31, 1997                            $(19,612,029)  $ 1,805,491
                                                      ===========     =========

See accompanying notes to financial statements.

STATEMENTS OF CASH FLOWS

                                                                                         Year ended December 31,
                                                                                 1997           1996           1995
OPERATING ACTIVITIES
Net loss                                                                     $  (384,841)   $  (339,056)   $  (773,251)
Adjustments to reconcile net loss to net cash used in operating activities
     Depreciation and amortization                                               168,086        171,910        217,483
     Loss on sale and disposal of equipment                                         --             --            7,892
     Provision for losses on accounts receivable                                     750         30,000         15,000
     Value of warrants granted in connection with guarantee of bank line           2,386           --             --
     Changes in operating assets and liabilities
          Accounts receivable                                                   (428,271)      (249,204)      (284,979)
          Inventories                                                           (275,682)      (121,375)       (77,480)
          Prepaid expenses                                                        68,210       (126,273)        22,549
          Customer advances                                                       20,000       (150,000)       (14,810)
          Accounts payable and accrued expenses                                   41,647        152,971        104,720
                                                                             -----------     ----------    -----------
Net cash used in operating activities                                           (787,716)      (631,027)      (782,876)

INVESTING ACTIVITIES
Purchase of equipment                                                           (187,629)      (121,641)       (86,286)
Sale of equipment                                                                   --             --            3,000
                                                                             -----------     ----------    -----------
Net cash used in investing activities                                           (187,629)      (121,641)       (83,286)

FINANCING ACTIVITIES
Dividends paid                                                                  (344,390)      (388,737)      (330,398)
Principal payments on debt and capital leases                                     (5,409)      (645,228)      (358,505)
Proceeds from issuance of debt                                                   600,000        500,000           --
Net proceeds from sale of common stock                                            92,696        970,967         51,381
Net proceeds from sale of preferred stock                                           --             --        1,205,807
                                                                             -----------     ----------    -----------
Net cash provided by financing activities                                        342,897        437,002        568,285
                                                                             -----------     ----------    -----------

Decrease in cash and cash equivalents                                           (632,448)      (315,666)      (297,877)
Cash and cash equivalents at beginning of period                                 712,810      1,028,476      1,326,353
                                                                             -----------     ----------    -----------
Cash and cash equivalents at end of period                                   $    80,362    $   712,810    $ 1,028,476
                                                                             ===========     ==========    ===========

Supplemental cash flow information:
     Conversion of Series A and B preferred stock into common stock          $    51,250    $ 1,346,250    $      --
     Conversion of convertible note into common stock                        $      --      $   500,000    $      --

See accompanying notes to financial statements

                          Notes to Financial Statements
                                December 31, 1997



1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity
Everest Medical Corporation (the Company) is engaged in the development, manufacturing, and marketing of bipolar electrosurgical instrumentation for the minimally invasive surgery market.

Cash Equivalents
The Company considers all highly liquid investments with a maturity of less than three months when purchased to be cash equivalents. The Company's cash equivalents consist of money market accounts and Treasury Bills and are carried at cost which approximates market value. The cost of Treasury Bills was $123,513 and $613,156 at December 31, 1997 and 1996, respectively.

Inventories
Inventories are valued at the lower of cost or market determined by the first-in, first-out (FIFO) method.

Equipment and Fixtures
Equipment and fixtures are stated at cost. The Company provides for depreciation on a straight-line basis over estimated useful lives of from three to five years. Maintenance, repairs, and minor renewals are expensed as incurred.

Patents
Patents employed in current products are carried at cost (primarily patent legal fees) and are amortized over 60 months. The Company reviews its patents periodically to determine whether the patents have continuing value. The expense of writing off patents is charged to research and development.

Income Taxes
The Company accounts for income taxes under the liability method.

Per Share Data
In 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share (Statement 128). Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similiar to fully diluted earnings per share under the previous rules. All earnings per share amounts for all periods have been presented, and where necessary, restated to conform to the Statement 128 requirements.

Impairment of Long-Lived Assets
The Company will record impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.       INVENTORIES Inventories consisted of:
                                                  December 31
                                               1997         1996
                                            ----------   ----------

Raw materials                               $  493,008   $  447,952
Work in process                                462,290      292,912
Finished goods                                 100,513       39,265
                                            ----------   ----------
                                            $1,055,811   $  780,129
                                            ==========   ==========


3.       DEBT Debt consisted of:
                                                          December 31
                                                       1997              1996
                                                       ------            ----
Line of credit, due March 1999. Interest
is payable monthly at the bank's reference
rate, which is currently 8.5%. Principal
is due in one payment on March 31, 1999.
The note is secured by a standby letter of
credit expiring on April 30, 1999.                    $600,000        $   -

Capital leases, payable in monthly
installments at various interest rates
through 1999.                                            2,496          7,905
                                                      --------        -------

Less current portion                                     2,496          5,409
                                                      --------        -------
                                                      $600,000         $2,496
                                                      ========        =======




In November 1996, the Company entered into a line of credit agreement with a bank. Under this agreement, the Company was able to borrow up to $300,000. The line of credit bore interest at the bank's reference rate plus 1%. The line of credit expired in March 1997.

In June 1997, the Company entered into a line of credit arrangement with a bank. Under this agreement, the Company is able to borrow up to $1,000,000. The line of credit bears interest at the bank's reference rate. The line of credit expires March 1999. The line of credit is secured by a standby letter of credit from a shareholder of the Company. As consideration for securing the letter of credit, the Company will pay the shareholder $50,000 per year and granted the shareholder a warrant to purchase 25,000 shares of common stock at an exercise price of $2.50 per share. In addition, the shareholder holds a security interest in all of the Company's assets, subordinated only to senior debt. The warrant expires in May 2000. The warrant was deemed to have value of approximately $6,900. This amount is being expensed over the life of the line of credit. At December 31, 1997 the balance outstanding on the line of credit was $600,000.

Minimum future payments on debt and capital leases are as follows:
                                    1998                      $   2,496
                                    1999                        600,000
                                                              ---------
                                                               $602,496
                                                              =========

Interest paid by the Company in 1997, 1996 and 1995, was $49,760, $160,446, and $132,502, respectively.

4.       OPERATING LEASE

The Company leases its office and manufacturing facility under an operating lease that expires in 2004. Maintenance, utilities, and real estate taxes are paid by the Company. Total rent expense under this lease was $165,368, $173,067 and $173,841 for the years ended December 31, 1997, 1996 and 1995, respectively.

Minimum future obligations on the facility lease are as follows:

                        1998            $  163,764
                        1999               163,764
                        2000               164,255
                        2001               169,654
                        2002               170,144
                        Thereafter         336,460
                                        ----------
                                        $1,168,041
                                        ==========



5.       INCOME TAXES

At December 31, 1997, the Company had net operating losses for federal income tax purposes of approximately $18,809,000, plus credits for research and development costs of approximately $298,000 that are available to offset future taxable income through the year 2012. These carryforwards are subject to the limitations of Internal Revenue Code Section 382. This Section provides that limitations on the availability of net operating losses to offset current taxable income result when an ownership change has occurred for federal tax purposes. The annual limitation on net operating losses is calculated by multiplying the value of the corporation immediately prior to the ownership change by the long-term federal tax exempt rate.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts used for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:


                                                  December 31
                                                 1997         1996
                                             ----------   ----------

Net operating losses                         $7,148,000   $7,016,000
Depreciation                                     96,000       90,000
Amortization                                     35,000       33,000
Reserve for bad debt                             18,000       17,000
Reserve for obsolete inventory                   28,000       24,000
Research and development                        298,000      298,000
    credit amount
Other                                            30,000       41,000
                                             ----------   ----------
Total deferred tax asset                      7,653,000    7,519,000
Less valuation allowance                      7,653,000    7,519,000
                                             ----------   ----------
Net deferred tax asset                               $0           $0
                                             ==========   ==========

6.       CONVERTIBLE PREFERRED STOCK

During 1995, the Company sold 471,500 shares of Series D Convertible Preferred Stock for $1,205,807. The Series D Preferred Stock carries a coupon rate of 10% with dividends payable quarterly. The conversion price is $2.875 per share.

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

The Series A, B, C and D Preferred Stock are convertible into Common Stock on a one-for-one basis at the option of the holders, and each holder has voting rights on all matters submitted to shareholders on an as-if-converted basis. The Series A Preferred Stock has anti-dilution rights for any sales of Common Stock by the Company at less than its current conversion price, and the conversion price for each Series of Preferred Stock is subject to adjustment for stock dividends, stock splits and capital reorganizations. The Series B, C and D Preferred Stock agreements provided that dividends would be held in arrears during the first year of each issue.


7.       STOCK PURCHASE AND OPTION PLANS AND WARRANTS

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans.

The Company has a stock purchase plan, nonstatutory and incentive stock option plans, and compensatory stock options. Total shares reserved at December 31, 1997 for convertible notes and convertible preferred stock, future employee stock purchase plan purchases and options and warrants were 5,473,698.

Stock Purchase Plan
The Company has an employee stock purchase plan under which the sale of 200,000 shares of its Common Stock has been authorized. The purchase price of the shares under the plan is the lesser of 85% of the fair market value on the first or last day of the offering period. Offering periods are six months each. Employees may designate up to 10% of their compensation for the purchase of stock.

Stock Option Plans
In 1997, the Company adopted the 1997 Stock Option Plan under which 500,000 shares were reserved. Shares under this plan are generally exercisable beginning one year from the date of grant in cumulative amounts of one-fourth to one-third of the shares under option and expire seven years from the date of grant. Incentive and nonstatutory options are granted at prices not less than market on the date of grant.

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

Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of the Statement. The fair value for these options was estimated at the date of the grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1997 and 1996, respectively: risk free interest rates of 5% and 5%; dividend yields of 0% and 0%; volatility factors of the expected market price of the Company's stock of .593 and .5164; and a weighted-average expected life of the option of four years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different than those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                               1997        1996         1995
                                               ----        ----         ----
Pro forma loss applicable to common stock   $(996,570)  $(780,840)  $(1,129,276)
Pro forma loss per common share                 $(.14)      $(.12)        $(.20)
                                            ===================================


The pro forma results may not be representative of the future impact of applying Statement 123 due to the phase-in provisions of the Statement and actual vesting experience.

A summary of the Company's stock option activity and related information for the years ended December 31 follows:

                                                  1997                  1996                 1995
                                                      Weighted-             Weighted-            Weighted-
                                                       Average               Average              Average
                                                      Exercise              Exercise             Exercise
                                            Options     Price    Options      Price   Options      Price
         Outstanding
         beginning of year                  989,600    $ 2.31   1,070,000    $ 2.31   910,250    $ 2.33
         Granted                            346,554    $ 2.23      44,500    $ 3.14   189,000    $ 2.09
         Exercised                          (33,750)   $ 1.70     (94,063)   $ 2.42      --         --
         Canceled                          (132,250)   $ 2.28     (30,837)   $ 3.08   (29,250)     1.66
                                          ---------             ---------           ---------
         Outstanding
         end of year                      1,170,154    $ 2.31     989,600    $ 2.31 1,070,000      2.31
                                          =========             =========           =========
         Exercisable
         at end of year                     944,064               807,620             621,463
                                          =========             =========           =========

         Weighted average
         fair value of options
         granted during the
         year                                          $  .93                $ 1.59              $  .87
                                          =============================================================

Exercise prices for options outstanding as of December 31,1997 ranged from $1.56 to $5.00. The weighted average remaining contractual life of those options is six years.

Shares reserved and available for grant at December 31, 1997 for the option plans were 236,159.

Warrants
At December 31, 1997, the Company had total exercisable warrants outstanding to purchase shares of its Common Stock as follows: 13,500 shares at $2.25 per share; 25,000 shares at $2.50 per share:1,105,440 shares at $2.75 per share; 247,150 shares at $2.875 per share; and 109,091 shares at $3.50 per share. The warrants expire at various dates from 1998 through 2005.

8.       EMPLOYEE BENEFIT PLAN

In January 1989, the Company adopted a defined contribution plan for substantially all employees. Each employee may elect to contribute from 1% to 15% of their compensation to the plan. The Company may elect to match 100% of employees contributions up to 2% of the employee's compensation and 50% thereafter up to 6% of the employee's compensation. The Company may also make additional contributions as determined by the Board of Directors. Employees become 100% vested in Company contributions after four years of service. There was no expense for this plan for the years ended December 31, 1997, 1996 and 1995.

9.       EXPORT SALES AND MAJOR CUSTOMERS

Total sales to foreign customers were $1,418,234, $1,310,700 and $894,334 in 1997, 1996 and 1995, respectively. Sales to the Company's Japanese distributors amounted to $392,101, $584,045 and $323,638, in 1997, 1996 and 1995,
respectively. Accounts receivable at December 31, 1997 and 1996 carried a credit balance of $35,275 and a receivable balance of $32,980, respectively, from these customers.

The Company had total sales to OEM customers of $1,913,985, $1,855,149 and $1,508,013, in 1997, 1996 and 1995, respectively. Sales to one OEM customer amounted to $685,553 in 1997. Sales to another OEM customer was $975,094 in 1996. Accounts receivable at December 31, 1997 and 1996 included $196,456 and $146,803, respectively from these customers.


10.      CREDIT RISK

The Company is subject to credit risk on its accounts receivable which are primarily with health care facilities, original equipment manufacturers, and medical products distributors. The Company performs credit investigations to minimize credit risk. Certain distributors have the right to return unsold product in the event the distributor's agreement is terminated for any cause.

REPORT OF INDEPENDENT AUDITORS

We have audited the accompanying balance sheets of Everest Medical Corporation as of December 31, 1997 and 1996, and the related statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Everest Medical Corporation at December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                              /s/  Ernst & Young LLP
Minneapolis, Minnesota
January 16, 1998

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

The Company's Common Stock is quoted on the Nasdaq SmallCap Market, under the symbol EVMD. The following table sets forth, for the periods indicated, the high and low closing bid prices for the Common Stock as reported by Nasdaq. Such quotations represent interdealer prices, without retail markup, markdown or commission, and may not represent actual transactions.

As of December 31, 1997, there were approximately 283 holders of record of the Company's Common Stock, with approximately 2,600 beneficial holders. In addition, there were 7 holders of record of Series A Preferred Stock, 29 holders of record of Series B Preferred Stock, 14 holders of Series C Preferred Stock and 31 holders of record of Series D Preferred Stock.

The Company has not declared or paid any cash dividends on its Common Stock or its Series A Preferred Stock since inception. The Company has paid its Series B Preferred Stockholders its current dividend of $0.22 per share per annum (8% of the purchase price per share) plus its dividends in arrears commencing in September 1994. Cash dividends paid on this Series B Preferred Stock were $141,025 in 1997. The Series C Preferred Stock is entitled to dividends of $0.165 per share per annum (6% of the purchase price per share) plus its dividends in arrears commencing August 1995. Cash dividends paid on this Series C Preferred Stock were $67,799 in 1997. The Series D Preferred Stock is entitled to dividends of $0.2875 per share per annum (10% of the purchase price per share) plus its dividends in arrears commencing September 1995. Cash dividends paid on this Series D Preferred Stock were $135,566 in 1997.

The Board of Directors presently intends to retain all other earnings for use in the business for the foreseeable future. The Company is prohibited from paying dividends on its common stock without consent of the holders of (a) a majority of shares of Preferred Stock and (b) the Company's convertible promissory notes and the warrants issued in connection therewith.


                                     HIGH                       LOW
1997
First Quarter                      $3                        $1 7/8
Second Quarter                      3 1/8                     1 3/4
Third Quarter                       3 1/8                     1 7/8
Fourth Quarter                      2 11/16                   1 1/8

1996
First Quarter                       3 1/8                     2 5/8
Second Quarter                      6                         3
Third Quarter                       4 3/4                     2 7/8
Fourth Quarter                      4                         2 1/4