Form 10KSB, Exhibit 13
period 1998-12-31
EVEREST MEDICAL CORPORATION
filed 1999-03-30
CIK 869426

MANAGEMENT'S DISCUSSION AND ANALYSIS

Results of Operations

Net Revenues
Net revenues in 1998 were $10,719,755, an increase of $3,354,375, or 46%, from net revenues in 1997. The increase in revenues primarily reflects the Company's emphasis on Everest laparoscopy product sales, the shipments of cardiovascular bipolar products to Guidant Corporation and shipments to C.R. Bard of a version of the Company's bipolar coagulating probe.

   Revenues of the Everest laparoscopy product line, a growth business for the Company, increased 39% to $6,430,798 from 1997. This increase in revenues primarily resulted from ongoing sales and marketing initiatives directed at increasing this business. The 39% increase in revenues related primarily to the BiCOAG(R) Bipolar Cutting Forceps. Revenues from this product increased 56% as compared to 1997. The Company also experienced revenue increases of 30% and 54% in 1998 from the BiCOAG Dissecting Forceps and the BiCOAG Classic Tip Forceps, respectively. The Company expects revenues from the Everest-branded laparoscopic product line to continue to grow as a result of improved sales management and growing acceptance of the Company's bipolar product offering. The Company believes bipolar electrosurgical instruments allow surgeons greater versatility and cost savings when compared to alternative technologies.

   The other growth business for the Company is the cardiovascular business. This segment achieved revenues in excess of $1,400,000 from the propriety bipolar products supplied to Guidant Corporation. Guidant uses the Company's products with their VasoView(R) Balloon Dissection System for minimally invasive saphenous vein harvesting. The Company expects revenues from this product supply agreement to increase in 1999 due to Guidant's increased marketing and educational efforts.

   Revenues in 1998 from the Company's bipolar forceps sold to its OEM customers in 1998 increased 48% as these customers continue to meet end-user demand. The Company expects shipments of these bipolar forceps to decrease in 1999 as these product lines are maturing. In addition, the Company has been informed that Origin Medsystems, which represented 14% of OEM bipolar forceps sales in 1998, will be discontinuing its offering of such products.

   Net revenues from gastrointestinal products increased 31% for the year due primarily to C.R. Bard responding to a short-term market opportunity. The Company does not expect this opportunity to continue in 1999. Offsetting this revenue increase was a sharp decline in shipments of the Company's bipolar polypectomy snare to the Company's Japanese distributor, due to an increased presence of competitive products.

   Net revenues in 1997 were $7,365,380, an increase of $1,363,608, or 23%, over net revenues in 1996. The increase in revenues resulted from a 46% increase in sales of the Everest laparoscopy products and the commencement of shipments of select propriety bipolar products to Guidant Corporation for use with their balloon dissection system for minimally invasive saphenous vein harvesting. Offsetting these revenue increases were declines in shipments of bipolar forceps to the Company's OEM customers as they managed their inventory levels and a decline in sales to the Company's Japanese distributor of its bipolar polypectomy snare due to increased competition.

Gross Margin
Gross margin for 1998 was 48.7% of revenues, compared to 44.3% for 1997. This improvement resulted from increased revenues from the Everest laparoscopy product offerings and the increased sales to C.R. Bard. Also impacting the improvement in gross margin was the large unit volume increase the Company experienced which allowed for greater leverage of its overhead capacity. In addition, the Company benefited from the cost savings of certain value engineering projects completed in 1998. Lower gross margins from the cardiovascular products sold to Guidant Corporation, compared to the Everest laparoscopy products, offset the increase. The ramp up of production output to meet the increased demand for all product lines resulted in production inefficiencies which negatively impacted the gross margin. The Company expects gross margin as a percent of revenues to increase in 1999 as the Company strives to leverage its manufacturing overhead over a greater number of produced units and as it reduces costs with additional value engineering projects.

   Gross margin for 1997 was 44.3% of sales, compared to 43.9% for 1996. This improvement was a result of both increased sales from the Everest laparoscopy product offerings and the recognition of licensing revenue in 1997 that benefited gross margin by 2.5%.

Sales and Marketing
Sales and marketing expenses for 1998 were $2,680,409, an increase of $487,580, or 22%, from 1997. This increase in expenses resulted primarily from payment of increased commissions related to the revenue increase, marketing initiatives to commercialize products for the emerging minimally invasive cardiovascular surgery market, and expanding the sales and marketing staff in 1998 to meet current and future needs and to support ongoing promotional and marketing activities. The Company expects that sales and marketing expenses will increase in 1999 in conjunction with the Company's anticipated increase in sales. The Company continues to invest in its sales and marketing staff and other initiatives aimed at the growing Everest laparoscopy product revenues.

   Sales and marketing expenses for 1997 were $2,192,829, an increase of $661,553, or 43%, from 1996. This increase in expense resulted primarily from increased commissions related to the revenue increase, marketing initiatives to commercialize products for the emerging minimally invasive cardiovascular surgery market and the rebuilding of the sales and marketing staff in 1997 to meet the Company's sales objectives.

Research and Development
Research and development expenses for 1998 were $858,816, an increase of $224,918, or 35%, from 1997. This expense increase resulted primarily from the Company's successful efforts to obtain ISO 9001 certification and CE Mark approval for its products, development costs associated with the minimally invasive cardiovascular products, increased staffing costs necessary for the Company to broaden its product offering and patent-related costs. The Company expects research and development costs to increase in 1999 as the Company increases its development efforts in the minimally invasive cardiovascular arena, laparoscopy and other surgical specialties.

   Research and development expenses for 1997 were $633,898, an increase of $26,928, or 4%, from 1996. This expense increase resulted, in part, from costs related to the Company's efforts to obtain ISO 9001 certification and CE Mark approval for its products, development costs associated with the minimally invasive cardiovascular products and ongoing patent-related costs.

General and Administrative
General and administrative expenses for 1998 were $937,494, an increase of $153,291, or 20%, over 1997. This increase was attributable to expenses related to increases in executive compensation; higher insurance costs associated with coverage enhancements and increased investor communication initiatives. The Company expects that its general and administrative expenses will increase in 1999 due to the overall activity increases from the growth in the business.

   General and administrative expenses for 1997 were $784,203, an increase of $44,250, or 6%, over 1996. This increase was attributable to expenses related to obtaining the revolving line of credit secured by a private investor, increased insurance costs and expenses related to investor communications.

Income Tax Expense
The Company has approximately $18 million of tax loss carryforwards available to offset future taxable income. The Company can only utilize these tax attributes to the extent of 90% of pre-tax income since the alternative minimum tax system will result in tax liabilities at this point. The Company could also be limited in the utilization of tax loss carryforwards by section 382 of the Internal Revenue Code of 1986 as more fully discussed in the notes to the financial statements. The Company recognized $10,000 of income tax expense for 1998.

Net Income (Loss)
The net income in 1998 was $660,316 compared to a net loss of $384,841 in 1997 and a net loss of $339,056 in 1996. The net income for 1998 was primarily a result of sales increases, the increase in gross margin and effective control of expenses. The net losses of 1997 and 1996 were primarily a result of continuing efforts to shift the Company's revenue mix to the more profitable Everest laparoscopy business, the strategic initiatives by the Company related to the minimally invasive cardiovascular opportunity, and the ISO 9000 and CE Mark certifications. Although there can be no assurance, the Company believes, that it will maintain profitability in 1999 as it increases market share in its core business of laparoscopy and as Guidant continues to increase its market share in the minimally invasive cardiovascular surgery market.

Liquidity and Capital Resources

Cash and cash equivalents were $217,488 on December 31, 1998, compared to $80,362 on December 31, 1997. The Company generated $400,433 of cash flow from operating activities in 1998 compared to expending $788,237 on operating activities in 1997. Operating activities in 1998 included income of $660,316, a growth in accounts receivable due primarily to the increased sales volume, and the growth in inventory as the Company expanded its product line with the introduction of new products. In 1998, the Company expended $169,982 on capital equipment. The Company received $727,202 from the sale of its common stock in 1998, including net proceeds of a stock sale to Guidant of $700,000. The Company also reduced its borrowings $450,000 to $125,000 at December 31, 1998. The Company met its obligations on its preferred stock dividends of $343,564.

   The Company's obligation to pay quarterly dividend payments to three outstanding series of preferred stock, necessary capital expenditures, growth in inventory as the Company expands its product offering and increased operating expenses will challenge the Company to meet its capital needs for 1999. Based on its existing operating plan, however, the Company believes its current bank credit facility of $1,000,000 obtained in 1999 will be sufficient to meet its working capital needs in 1999, provided there are no significant deviations from such plan in 1999.

Year 2000

The Company has continued its detailed assessment of the Year 2000 issues related to the Company's enterprise business applications. Although continuing to seek written assurances, the Company has preliminarily concluded that it is materially compliant with its accounting, resource planning and network systems based on input from the third party software vendors. The Company intends to fully test these systems over the next six months with the goal that these applications will be capable of handling transactions with Year 2000 dates, but no testing or remediation has been done to date.

   The Company also is organizing a task force to further assess its Year 2000 compliance issues with other functions including computer hardware, telephone systems, and other manufacturing equipment. The Company's goal is to document potential risks to the Company and plan necessary actions to meet the risks associated with the Year 2000.

   The Company believes that given its reliance on outside software vendors and its relatively simple information systems, it will achieve substantial compliance with respect to Year 2000 issues before the end of 1999. Although the Company is still in the process of assessment, it currently believes the costs to meet this objective will not be material. The Company has not yet created a contingency plan should the Year 2000 issues prove to present significant unanticipated problems or if the Company is not ready in time. As the Company's assessment process continues, it intends to revisit the risks of non-compliance and how best to respond.

Forward-Looking Statements and Risks

Certain statements made in this Annual Report, which are summarized here, are forward looking statements that involve risk and uncertainties, and actual results may be materially different than those projected. Factors that could cause actual results to differ include, but are not limited to those identified:

o The expectation that revenues from the Everest laparoscopy product line will continue to grow in 1999 depends on market acceptance and demand, effectiveness of sales and marketing personnel, as well as other general market conditions and competitive conditions within this market, including the introduction of products by competitors.

o The expectation of increased revenues under the Company's product supply agreement with Guidant Corporation depends upon successful marketing and education efforts of Guidant to increase market share in this emerging minimally invasive saphe-nous vein harvesting market.

o The expectation that shipments of bipolar forceps will decrease in 1999 depends primarily on the extent of the maturing of this product line for the Company's OEM customers.

o The expectation that the Company's gross margin as a percent of revenues will increase in 1999 depends on the actual production of a greater number of units and the efficiency of the manufacturing process, so as to allow the Company to leverage its manufacturing overhead, in addition to receiving actual benefits from various value engineering projects completed in 1998 or currently in process.

o The Company's ability to maintain profitability in 1999 depends on effective expense management and general market conditions and competitive conditions that may be encountered, including the Company's ability both
     (i) to increase its market share in its core business of laparoscopy given that the Company competes with larger, well capitalized companies who have the ability to enter into contract purchasing agreements with large institutions, and (ii) to establish a market presence in the minimally invasive cardiac surgery market.

o The accuracy of the Company's belief that its current capital resources will be sufficient to fund current and anticipated business operations throughout 1999 depends, in part, on meeting anticipated revenue goals, operating efficiencies and effective expense management, in addition to general and competitive conditions.

o The impact of Year 2000 issues on the Company's business depends on the accuracy, reliability and effectiveness of the Company's and its suppliers' and customers' assessment and remediation of Year 2000 issues.

                            STATEMENTS OF OPERATIONS

                                                                           Year ended December 31,
                                                                     1998           1997            1996
                                                                 -----------     -----------     -----------
Net revenues                                                     $10,719,755     $ 7,365,380     $ 6,001,772
Cost of goods sold                                                 5,501,001       4,103,920       3,364,885
                                                                 -----------     -----------     -----------
Gross margin                                                       5,218,754       3,261,460       2,636,887

Operating expenses
  Sales and marketing                                              2,680,409       2,192,829       1,531,276
  Research and development                                           858,816         633,898         606,970
  General and administrative                                         937,494         784,203         739,953
                                                                 -----------     -----------     -----------
Total operating expenses                                           4,476,719       3,610,930       2,878,199

Interest income                                                       (8,018)        (16,775)        (62,702)
Interest expense                                                      79,737          52,146         160,446
                                                                 -----------     -----------     -----------
Net income (loss) before income taxes                                670,316        (384,841)       (339,056)

Provision for income taxes                                            10,000               -               -
                                                                 -----------     -----------     -----------
Net income (loss)                                                    660,316        (384,841)       (339,056)
Less preferred stock dividends                                       343,564         344,390         354,848
                                                                 -----------     -----------     -----------
Net income (loss) applicable to common stock                     $   316,752     $  (729,231)    $  (693,904)
                                                                 ===========     ===========     ===========

Net income (loss) per common share-basic and dilutive            $       .04     $      (.10)    $      (.11)
                                                                 ===========     ===========     ===========
Weighted average number of shares
  outstanding during the period                                    7,364,982       7,017,635       6,349,775
                                                                 ===========     ===========     ===========

See accompanying notes to financial statements

                                 BALANCE SHEETS

                                                                                                     December 31,
                                                                                                 1998             1997
                                                                                            ------------     ------------
Assets
Current assets
  Cash and cash equivalents                                                                 $    217,489     $     80,362
  Accounts receivable, less allowances (1998 - $61,750; 1997 - $46,750)                        1,745,512        1,563,066
  Inventories                                                                                  1,751,946        1,055,811
  Prepaid insurance and deposits                                                                  76,689           99,528
                                                                                            ------------     ------------
     Total current assets                                                                      3,791,636        2,798,767

Equipment
  Office and display equipment                                                                   414,315          387,919
  Research and development equipment                                                             188,224          188,224
  Production equipment                                                                         1,219,929        1,076,341
  Equipment under capital lease                                                                  115,235          115,235
                                                                                            ------------     ------------
                                                                                               1,937,703        1,767,719
  Less allowance for depreciation                                                             (1,632,198)      (1,486,020)
                                                                                            ------------     ------------
                                                                                                 305,505          281,699
Patents, net of amortization (1998 - $172,087; 1997 - $169,746)                                      250            2,591
                                                                                            ------------     ------------

Total assets                                                                                $  4,097,391     $  3,083,057
                                                                                            ============     ============

Liabilities and Shareholders' Equity
Current liabilities
  Customer advances                                                                         $     36,788     $     38,000
  Accounts payable                                                                               582,110          340,378
  Accrued compensation and related taxes                                                         314,174          202,915
  Other accrued liabilities                                                                      189,875           93,777
  Capital lease obligations, current portion                                                           -            2,496
  Short-term debt                                                                                125,000                -
                                                                                            ------------     ------------
Total current liabilities                                                                      1,247,947          677,566

Long-term debt and other liabilities                                                                   -          600,000


Shareholders' equity
  Convertible preferred stock series A, ($.01 par value, $2.50 liquidation value)
     1,400,000 authorized; outstanding: 1998 and 1997-632,937 shares                           1,551,717        1,551,717
  Convertible preferred stock series B, ($.01 par value, $2.75 liquidation value)
     730,000 authorized, outstanding: 1998 and 1997-637,273 shares                             1,545,313        1,545,313
  Convertible preferred stock series C, ($.01 par value, $2.75 liquidation value)
     authorized and outstanding: 1998 and 1997-410,906 shares                                  1,002,832        1,002,832
  Convertible preferred stock series D, ($.01 par value, $2.875 liquidation value)
     authorized and outstanding: 1998 and 1997-471,500 shares                                  1,205,808        1,205,808
  Common stock, ($.01 par value) 11,987,594 authorized; outstanding:
     1998-7,465,875; 1997-7,038,002                                                               74,659           70,380
  Additional paid-in capital                                                                  16,420,828       16,041,470
  Accumulated deficit                                                                        (18,951,713)     (19,612,029)
                                                                                            ------------     ------------
                                                                                               2,849,444        1,805,491
                                                                                            ------------     ------------
  Total liabilities and shareholders' equity                                                $  4,097,391     $  3,083,057
                                                                                            ============     ============

See accompanying notes to financial statements.

                 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                     Common  Additional
                                  Preferred      Common    Preferred    Stock-     Paid-in     Accumulated
                                    Shares       Shares      Stock       Par       Capital       Deficit       Total
                                  ---------   ---------   ----------   -------   -----------   ------------   ----------
Balance January 1, 1996           2,702,616   5,806,700   $6,703,170   $58,067   $13,659,504   $(18,724,274)  $1,696,467
                                  =========   =========   ==========   =======   ===========   ============   ==========

Common stock issued under
  stock purchase plan and stock
  options less related costs                    107,219                  1,072      253,663                     254,735

Common stock issued upon
  exercise of stock warrants                    325,993                  3,260      876,829        (163,858)    716,231

Conversion of Series A
  preferred stock                  (456,000)    456,000   (1,140,000)    4,560    1,135,440

Conversion of Series B
  preferred stock                   (75,000)     75,000     (206,250)      750      205,500

Common stock issued upon
  conversion of convertible note                200,000                  2,000      498,000                     500,000
Dividends on preferred stock                                                       (388,737)                   (388,737)

Net loss for the year                                                                              (339,056)   (339,056)
                                  ---------   ---------   ----------   -------   -----------   ------------   ----------

Balance December 31, 1996         2,171,616   6,970,912   5,356,920     69,709   16,240,199     (19,277,188)  2,439,640
                                  ---------   ---------   ----------   -------   -----------   ------------   ----------

Common stock issued under
  stock purchase plan and
  stock options less related
  costs                                          40,818                    408       72,290                      72,698

Common stock issued upon
  exercise of stock warrants                      7,272                     73       19,925                      19,998

Conversion of Series A
  preferred stock                    (4,000)      4,000     (10,000)        40        9,960

Conversion of Series B
  preferred stock                   (15,000)     15,000     (41,250)       150       41,100

Issuance of warrants in
  connection with guarantee
  of bank line of credit                                                              2,386                       2,386

Dividends on preferred stock                                                       (344,390)                   (344,390)

Net loss for the year                                                                              (384,841)   (384,841)
                                  ---------   ---------   ----------   -------   -----------   ------------   ----------

Balance December 31, 1997         2,152,616   7,038,002   5,305,670     70,380   16,041,470     (19,612,029)  1,805,491
                                  ---------   ---------   ----------   -------   -----------   ------------   ----------

Common stock issued under
  stock purchase plan                            16,108                    161       23,464                      23,625

Common stock issued in
  private transaction                           411,765                  4,118      695,882                     700,000

Issuance of warrants in
  connection with guarantee of
  bank line of credit                                                                 3,576                       3,576

Dividends on preferred stock                                                       (343,564)                   (343,564)

Net income for the year                                                                             660,316     660,316
                                  ---------   ---------   ----------   -------   -----------   ------------   ----------

Balance December 31, 1998         2,152,616   7,465,875   $5,305,670   $74,659   $16,420,828   $(18,951,713)  $2,849,444
                                  =========   =========   ==========   =======   ===========   ============   ==========

See accompanying notes to financial statements.

                            STATEMENTS OF CASH FLOWS

                                                                                                    Year ended December 31,
                                                                                           1998             1997            1996
                                                                                    -----------     ------------     -----------
OPERATING ACTIVITIES
Net income (loss)                                                                   $   660,316     $   (384,841)    $  (339,056)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
  Depreciation and amortization                                                         148,516          168,086         171,910
  Provision for losses on accounts receivable                                            15,000              750          30,000
  Value of warrants granted in connection with guarantee of bank line                     3,576            2,386               -
  Changes in operating assets and liabilities:
     Accounts receivable                                                               (197,446)        (428,271)       (249,204)
     Inventories                                                                       (696,135)        (275,682)       (121,375)
     Prepaid expenses                                                                    22,839           68,210        (126,273)
     Customer advances                                                                   (1,212)          20,000        (150,000)
     Accounts payable and accrued expenses                                              449,089           41,647         152,971
                                                                                    -----------     ------------     -----------
Net cash provided by (used in) operating activities                                     404,543         (787,716)       (631,027)

INVESTING ACTIVITIES
Purchase of equipment                                                                  (169,981)        (187,629)       (121,640)
                                                                                    -----------     ------------     -----------
Net cash used in investing activities                                                  (169,982)        (187,629)       (121,641)

FINANCING ACTIVITIES
Dividends paid                                                                         (343,564)        (344,390)       (388,737)
Principal payments on debt and capital leases                                          (477,496)         (5,409)        (645,228)
Proceeds from issuance of debt                                                                -          600,000         500,000
Net proceeds from sale of common stock                                                  723,625           92,696         970,966
                                                                                    -----------     ------------     -----------
Net cash (used in) provided by financing activities                                     (97,434)         342,897         437,002
                                                                                    -----------     ------------     -----------

Increase (decrease) in cash and cash equivalents                                        137,127         (632,448)       (315,666)
Cash and cash equivalents at beginning of period                                         80,362          712,810       1,028,476
                                                                                    -----------     ------------     -----------
Cash and cash equivalents at end of period                                          $   217,489     $     80,362     $   712,810
                                                                                    ===========     ============     ===========

Supplemental cash flow information:
  Conversion of Series A and B preferred stock into common stock                    $         -     $     51,250     $ 1,346,250
  Conversion of convertible note into common stock                                  $         -     $          -     $   500,000
                                                                                    -----------     ------------     -----------

See accompanying notes to financial statements.

                          NOTES TO FINANCIAL STATEMENTS
                           Everest Medical Corporation


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity
Everest Medical Corporation (the Company) is engaged in the development, manufacturing and marketing of bipolar electrosurgical instrumentation for the minimally invasive surgery market. The Company operates as one segment.

Cash Equivalents
The Company considers all highly liquid investments with a maturity of less than three months when purchased to be cash equivalents. The Company's cash equivalents consist of money market accounts and Treasury Bills and are carried at cost which approximates market value. The cost of Treasury Bills was $132,548 and $123,513 at December 31, 1998 and 1997, respectively.

Inventories
Inventories are valued at the lower of cost or market determined by the first-in, first-out (FIFO) method.

Equipment and Fixtures
Equipment and fixtures are stated at cost. The Company provides for depreciation on a straight-line basis over estimated useful lives from three to five years. Maintenance, repairs and minor renewals are expensed as incurred.

Patents
Patents employed in current products are carried at cost (primarily patent legal fees) and are amortized over 60 months. The Company reviews its patents periodically to determine whether the patents have continuing value.
The expense of writing off patents is charged to research and development.

Income Taxes
The Company accounts for income taxes under the liability method.

Per Share Data
Basic earnings per share is computed using the weighted average number of common shares outstanding. Diluted earnings per share is computed using the combination of dilutive common share equivalents and the weighted average number of common shares outstanding. The dilutive effect of options and warrants was not material in 1998.

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

2.       INVENTORIES

Inventories consisted of:

                                                  December 31
                                       1998                      1997
                                       ----                      ----
         Raw materials           $      740,100            $       493,008
         Work in process                807,580                    462,290
         Finished goods                 204,266                    100,513
                                 --------------            ---------------
                                 $    1,751,946            $     1,055,811
                                 ==============            ===============

3.       DEBT

Debt consisted of:

                                                                       December 31
                                                                1998                1997
                                                                ----                ----
         Line of credit, due March 1999. Interest
          is payable monthly at the bank's reference
          rate, which is currently 8.5%. Principal
          is due in one payment on March 31, 1999.
          The note is secured by a standby letter of
          credit expiring on April 30, 1999.
                                                            $    125,000          $    600,000
         Capital    leases,     payable    in    monthly
         installments at various  interest rates through
         1999.                                                         -                 2,496
                                                            ------------          ------------
                                                                 125,000               602,496
         Less current portion                                    125,000                 2,496
                                                            ------------          ------------

                                                            $          -          $    600,000
                                                            ============          ============

         In June 1997, the Company entered into a line of credit arrangement with a bank. Under this agreement, the Company is able to borrow up to $1,000,000. The line of credit bears interest at the bank's reference rate. The line of credit expires March 1999. The line of credit is secured by a standby letter of credit from a shareholder of the Company. As consideration for securing the letter of credit, the Company paid the shareholder $50,000 per year and issued a warrant to purchase 25,000 shares of common stock at an exercise price of $2.50 per share. In addition, the shareholder holds a security interest in all of the Company's assets, subordinated only to senior debt. The warrant expires in May 2000. The warrant was deemed to have value of approximately $6,900.
This amount is being expensed over the life of the line of credit.

         Interest paid by the Company in 1998, 1997 and 1996 was $76,161, $49,760 and $160,446, respectively.

4.       OPERATING LEASE

The Company leases its office and manufacturing facility under an operating lease that expires in 2004. Maintenance, utilities and real estate taxes are paid by the Company. Total rent expense under this lease was $261,964, $165,368 and $173,067 for the years ended December 31, 1998, 1997 and 1996, respectively.

Minimum future obligations on the facility lease are as follows:

         1999                                           $      163,764
         2000                                                  164,255
         2001                                                  169,654
         2002                                                  170,144
         2003                                                  175,536
         Thereafter                                            160,908
                                                        --------------
                                                        $    1,004,261

5.       INCOME TAXES

At December 31, 1998, the Company had net operating losses for federal income tax purposes of approximately $18,005,577, plus credits for research and development costs of approximately $298,000 that are available to offset future taxable income through the year 2013. These carryforwards are subject to the limitations of Internal Revenue Code Section 382. This Section provides limitations on the availability of net operating losses to offset current taxable income when an ownership change has occurred for federal tax purposes. The annual limitation on net operating losses is calculated by multiplying the value of the corporation immediately prior to the ownership change by the long-term federal tax exempt rate.

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

         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts used for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

                                                          December 31
                                                   1998               1997
                                                   ----               ----
         Net operating losses                 $ 6,842,000        $ 7,148,000
         Depreciation                              95,000             96,000
         Amortization                              36,000             35,000
         Reserve for bad debt                      23,000             18,000
         Reserve for obsolete inventory            27,000             28,000
         Research and development
           credit amount                          298,000            298,000
         Other                                     56,000             30,000
                                              -----------        -----------
         Total deferred tax asset               7,377,000          7,653,000
         Less valuation allowance               7,377,000          7,653,000
                                              -----------        -----------

         Net deferred tax asset               $         0        $         0
                                              ===========        ===========

6.       CONVERTIBLE PREFERRED STOCK

During 1995, the Company sold 471,500 shares of Series D Convertible Preferred Stock for $1,205,808. The Series D Preferred Stock carries a coupon rate of 10% with dividends payable quarterly. The conversion price is $2,875 per share.

         During 1994, the Company sold 410,906 units, each consisting of one share of Series C Convertible Preferred Stock and a warrant to purchase one-half share of Common Stock, for $1,002,832. The Series C Preferred Stock carries a coupon rate of 6% with dividends payable quarterly. The conversion price is $2.75 per share.

         The Company's Series B Convertible Preferred Stock carries a coupon rate of 8% with dividends payable quarterly. The conversion price is $2.75 per share. Each share of this Series was sold with a warrant attached to purchase one share of Common Stock at $2.75. The warrants expired in 1998.

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

         The Company has a stock purchase plan, nonstatutory and incentive stock option plans and compensatory stock options. Total shares reserved at December 31, 1998 for convertible preferred stock, future employee stock purchase plan purchases and options and warrants were 4,360,639.

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

         In 1986, the Company adopted an Incentive Stock Option Plan under which 600,000 shares were reserved. Incentive options are generally exercisable beginning one year from the date of grant in cumulative yearly amounts of one-fourth and one-half of the shares under option and expire five to ten years from the date of grant.

         Also, in 1986, the Company adopted a Nonstatutory Stock Option Plan under which 300,000 shares were reserved. Shares under this plan are exercisable beginning 18 months from the date of grant. Additionally, 55,000 shares were reserved during the period from 1986 through 1989 for directors of the Company through granting of individual non-qualified option agreements. Non-qualified director options are exercisable beginning six months from the date of grant. All non-qualified options expire after five years.

         Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of the Statement. The fair value for these options was estimated at the date of the grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1998, 1997 and 1996, respectively; risk free interest rates of 5%, 5% and 5%; dividend yields of 0%, 0% and 0%; volatility factors of the expected market price of the Company's stock of .582, .593 and .516; and a weighted-average expected life of the option of seven, four and four years.

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

         For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:


                                                                  1998          1997           1996
                                                                  ----          ----           ----
         Pro forma income (loss) applicable
           to common stock                                      $ 187,847     $(996,570)    $(780,840)
         Pro forma income (loss) per common share               $     .03     $    (.14)    $    (.12)
                                                                ---------     ----------    ----------

The pro forma results may not be representative of the future impact of applying Statement 123 due to the phase-in provisions of the Statement and actual vesting experience.

A summary of the Company's stock option activity and related information for the years ended December 31 follows:

                                        1998                            1997                            1996
                                        ----                            ----                            ----
                                          Weighted-Average                Weighted-Average                Weighted-Average
                              Options      Exercise Price       Options    Exercise Price      Options     Exercise Price
                              ---------   ----------------      -------   ----------------     -------     --------------
Outstanding at
beginning of year             1,170,154         $2.31           989,600         $2.31          1,070,000        $2.31
Granted                         146,500          1.99           346,554          2.23             44,500         3.14
Exercised                             -          -              (33,750)         1.70            (94,063)        2.42
Canceled                        (22,500)         2.30          (132,250)         2.28            (30,837)        3.08
Outstanding at end of year    1,294,154         $1.99         1,170,154         $2.31            989,600        $2.31
                              ---------         -----         ---------         -----            -------        -----
Exercisable at end of year    1,048,579                         944,064                          807,620
                              =========                         =======                          =======
Weighted average fair
value of options
granted during the
year                                            $1.11                           $ .93                           $1.59

Exercise prices for options outstanding as of December 31, 1998 ranged from $1.53 to $5.00. The weighted average remaining contractual life of those options is five years.

         Shares reserved and available for grant at December 31, 1998 for the option plans was 131,733.

Warrants
At December 31, 1998, the Company had outstanding total exercisable warrants to purchase shares of its Common Stock as follows: 13,500 shares at $2.25 per share; 25,000 shares at $2.50 per share; 360,440 shares at $2.75 per share; 247,150 shares at $2.875 per share. The warrants expire at various dates from 1999 through 2005.

8.       EMPLOYEE BENEFIT PLAN

In January 1989, the Company adopted a defined contribution plan for substantially all employees. Each employee may elect to contribute from 1% to 20% of their compensation to the plan. Employees become 100% vested in Company contributions after four years of service. There was no expense for this plan for the years ended December 31, 1998, 1997 and 1996.

9.       EXPORT SALES AND MAJOR CUSTOMERS

Total sales to foreign customers were $1,267,653, $1,418,234 and $1,310,700 in 1998, 1997 and 1996, respectively.

         The Company had total sales to OEM customers of $3,791,058, $1,913,985 and $1,855,149 in 1998, 1997 and 1996, respectively. Sales to one OEM customer amounted to $1,594,493 in 1998. Sales to another OEM customer amounted to $685,553 in 1997. Accounts receivable at December 31, 1998 and 1997 included $296,820 and $196,456, respectively, from these customers.

10.      CREDIT RISK

The Company is subject to credit risk on its accounts receivable which are primarily with health care facilities, original equipment manufacturers and medical products distributors. The Company performs credit investigations to minimize credit risk. Certain distributors have the right to return unsold product in the event the distributor's agreement is terminated for any cause.

                         REPORT OF INDEPENDENT AUDITORS
                           Everest Medical Corporation

We have audited the accompanying balance sheets of Everest Medical Corporation as of December 31, 1998 and 1997, and the related statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Everest Medical Corporation at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                                     /s/ Ernst & Young LLP

Minneapolis, Minnesota
January 13, 1999



                 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY
                           Everest Medical Corporation

The Company's Common Stock is quoted on the Nasdaq SmallCap Market, under the symbol EVMD. The following table sets forth, for the periods indicated, the high and low closing bid prices for the Common Stock as reported by Nasdaq. Such quotations represent interdealer prices, without retail markup, markdown or commission, and may not represent actual transactions.

         As of December 31, 1998, there were approximately 283 holders of record of the Company's Common Stock, with approximately 2,600 beneficial holders. In addition there were 7 holders of record of Series A Preferred Stock, 29 holders of record of Series B Preferred Stock, 14 holders of Series C Preferred Stock and 31 holders of record of Series D Preferred Stock.

         The Company has not declared or paid any cash dividends on its Common Stock or its Series A Preferred Stock since inception. The Company has paid its Series B Preferred Stockholders its current dividend of $0.22 per share per annum (8% of the purchase price per share) plus its dividends in arrears commencing in September 1994. Cash dividends paid on this Series B Preferred Stock were $141,025 in 1998. The Series C Preferred Stock is entitled to dividends of $0.165 per share per annum (6% of the purchase price per share) plus its dividends in arrears commencing August 1995. Cash dividends paid on this Series C Preferred Stock were $67,799 in 1998. The Series D Preferred Stock is entitled to dividends of $0.2875 per share per annum (10% of the purchase price per share) plus its dividends in arrears commencing September 1995. Cash dividends paid on this Series D Preferred Stock were $135,566 in 1998.

         The Board of Directors presently intends to retain all other earnings for use in the business for the foreseeable future. The Company is prohibited from paying dividends on its common stock without consent of the holders of (a) a majority of shares of Preferred Stock and (b) the Company's convertible promissory notes and the warrants issued in connection therewith.

                                           HIGH              LOW
                  1998
                  First Quarter            $ 2 7/8           $ 1 5/16
                  Second Quarter             2 7/16            1 9/16
                  Third Quarter              2 3/8             1 1/4
                  Fourth Quarter             2 1/4             1 3/16

                  1997
                  First Quarter            $ 3               $ 1 7/8
                  Second Quarter             3 1/8             1 3/4
                  Third Quarter              3 1/8             1 7/8
                  Fourth Quarter             2 11/16           1 1/8